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As filed with the Securities and Exchange Commission on December 5, 2001

Registration No. 000-31961

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9 to
Form 10-SB

General Form For Registration Of Securities Of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

PHAGE THERAPEUTICS INTERNATIONAL INC.
(Name of small business issuer in its charter)

Florida	91-1930691
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

19017 120th Avenue NE, Suite 102 Bothell, Washington 98011
(Address of principal executive offices) (Zip Code)

Issuer's telephone number: (425) 481-6255

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Act:

COMMON STOCK

(Title of class)

i

FORWARD-LOOKING STATEMENTS

    This Registration Statement contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the business objectives and strategy of the Company. Such forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management beliefs, and certain assumptions made by management of the Company. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward looking statements. Factors that could cause actual events or results to differ materially include, among others, the following: the early stage of development of the Company, reliance on officers and directors, ability to attract and retain qualified personnel, dependence on collaborative arrangements, and the availability and adequacy of capital. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Overview

    Phage Therapeutics International Inc. (the "Company") is a development-stage biotechnology company that, through its controlling interest in Phage Therapeutics, Inc. ("Phage Therapeutics"), is focused on developing certain bacterial virus products which can be used to treat individuals infected with bacteria that are resistant to traditional antibiotics and other bacterial infectious diseases. The type of viruses on which the Company is focusing its development efforts are called "bacteriophage," "phage", or "phage therapeutic agents". The Company's goal is to establish itself as a leader in the discovery, development and regulatory approval of bacteriophage-based therapeutic products.

    Bacteriophage are bacterial viruses that infect and destroy bacteria. Bacteriophage are highly specific, with each kind of bacteriophage typically infecting only one bacterial species. A bacteriophage virus infects a host bacterial cell by attaching itself to the bacterial cell surface and then injecting its viral nucleic acid into the bacterial cell. Hundreds of new bacteriophage viruses are formed within the bacterial cell as the virus replicates. The bacterial cell is subsequently destroyed, releasing the newly formed bacteriophage viruses to infect additional bacterial cells. This process is repeated within the bacterial population about every 20 minutes until the bacteria are eliminated.

    The Company has isolated and is currently in the process of developing three bacteriophage product candidates which demonstrate clinical utility against the following infectious agents: Staphylococcus aureus and other Staphylococcus species ("Staph"), Mycobacterium tuberculosis ("Tuberculosis"), and Pseudomonas aeruginosa ("Pseudomonas"). The Company's first Staph product candidate is currently in preclinical testing. The Company anticipates that its Tuberculosis and Pseudomonas product candidates will be ready for preclinical testing by the end of 2001. After the completion of preclinical testing, the Company intends to manufacture and seek regulatory approval for each of these product candidates, at least through Phase II clinical trials. See "—Regulatory Matters—Regulatory Process for Therapeutic Drugs."

    The Company's strategy for commercializing its products, if and when they are developed and approved by the United States Food and Drug Administration ("USFDA"), is to license successful product lines to third parties for marketing, sales and distribution, so that the Company may remain focused on the discovery, development and regulatory approval of additional bacteriophage-based therapeutic products. However, the Company has not yet begun identifying or negotiating with any potential licensees.

1

    Phage Therapeutics was incorporated in the State of Washington in December 24, 1996, to pursue the development of bacteriophage products. The Company was originally incorporated in the State of Florida on July 8, 1997, under the name All Products Distribution, Corp. for the purpose of owning and operating beauty salons. This business venture was not successful and was discontinued in February 1998. On August 19, 1998, the Company changed its name to Phage Therapeutics International Inc. Since that time, the Company has acquired 95% of Phage Therapeutics' outstanding common stock through a combination of purchasing newly-issued common stock directly from Phage Therapeutics plus a series of stock exchanges with individual shareholders of Phage Therapeutics. See "Part II—Item 4. Recent Sales of Unregistered Securities." The Company's goal is to acquire 100% of Phage Therapeutics. All references to the Company in this Registration Statement include Phage Therapeutics unless the context indicated otherwise.

The Need for Bacteriophage Therapeutic Products

    The current annual worldwide market for infectious disease therapeutic agents is estimated to exceed $30 billion and continues to grow.1 This growth continues in spite of the fact that bacteria have now developed resistance to nearly all of the antibiotic agents that represent the product growth leaders.2 This has led to a continual stream of new antibiotic products introduced to the market, many of which have severely shortened product life span as a direct result of the rapid development of resistance by infectious bacteria.3 As a result, bacterial resistance to antibiotics may now be considered as one of the major public health threats of the new century.4 The medical community, including the Center for Disease Control and Prevention ("CDC") and the USFDA have been urging and supporting the biomedical research community to expand their efforts to identify new technologies and products employing novel mechanisms of action against infectious bacteria. The Company's goal is to fill this void by identifying new products to fight infectious bacteria, especially those that are resistant to conventional antibiotic agents.

Last Days of the Wonder Drugs, Discover, November 9998: 7884.
2
Id.
3
Id.
4
Multiple-Antibiotic-Resistant Pathogenic Bacteria, New Engl. J. Med. 1994; Vol. 330 (1): 12471251.

    In recent years, the advances of the antibiotic era, barely 60 years old, are being dissipated quickly by the rapid emergence of multi-drug resistance among common bacteria.5 Physicians now face the challenge of safely and effectively treating patients with serious bacterial infections. An example is the emergence of new strains of bacteria which may cause community-acquired or hospital-acquired infections, and that are resistant to many antibiotics used currently in clinical practice.6 The prevalence of multi-drug resistance among bacteria has grown substantially in many regions in the United States since the 1980's, rendering many of the most commonly used antibiotics as ineffective.7 By 1997, strains of bacteria with reduced susceptibility to common antibiotics were reported from Japan to the United States.8

5
Bug Bytes, Vol. 2 (13), October 4, 1995, web site: www.ccm.lsumc.edu/BugBytes/bbv2n13.htm.
6
New and Reemerging Infectious Diseases: a global crisis and immediate threat to the nation's health, American Society for Microbiology, January 17, 1999: 111 or at www.asmusa.org/pasrc/pdfs/newandre.pdf.
7
Multiple-Antibiotic-Resistant Pathogenic Bacteria, New Engl. J. Med. 1994; Vol. 330 (1): 1247.
8
Emerging Infectious Diseases, Vol.6, No.6, November-December 2000 & Vol.5, No.1, January February 1999.

    For example, Staph is a bacteria commonly found on the skin of healthy people. Occasionally, Staph can get into the body and cause an infection. This infection can be minor (such as pimples, boils, and other skin conditions) or serious (such as blood infections or pneumonia).9 More than 95% of patients with Staph infections worldwide do not respond to first-line antibiotics such as penicillin or ampicillin.10

9
New and Reemerging Infectious Diseases: a global crisis and immediate threat to the nation's health, American Society for Microbiology, January 17, 1999, or at www.asmusa.org/pasrc/pdfs/newandre.pdf.

10
H.C. Neu, the Crisis In Antibiotic Resistance, Science, 1992, 257: 106472.

    Methicillin is an antibiotic commonly used to treat Staph infections. Although methicillin is effective in treating most Staph infections, some Staph bacteria have developed resistance to methicillin and can no longer be killed by this antibiotic. These resistant bacteria are called methicillin-resistant Staphylococcus aureus, or MRSA.11 The CDC describes MRSA as usually developing in hospital patients who are elderly or very sick, or who have an open wound (such as a bedsore) or a tube (such as a urinary catheter) going into their body. MRSA can be found on the skin, in the nose, and in blood and urine.12 MRSA has become increasingly prevalent since the 1980s and is now endemic in most hospitals and even epidemic in some, with resistance in approximately 30% of all Staph infections.13 According to the CDC, the precise number is not known, but according to some estimates as many as 80,000 patients a year get an MRSA infection after they enter the hospital.14 At this time, vancomycin is the only drug that can consistently treat MRSA.15 Some large United States' hospitals spend 10% to 15% of their total pharmacy budget on vancomycin alone, to treat infections caused by MRSA.16 This adds an estimated minimum of $4.5 billion to the cost of health care in the United States each year.17 However, beginning in 1989, hospitals have reported a rapid increase in vancomycin resistant bacteria.18

11
Bug Bytes, Vol. 2 (13), October 4, 1995, web site: www.ccm.lsumc.edu/BugBytes/bbv2n13.htm.

12
See the web site of the Center for Disease Control (CDC) at www.cdc.gov. for more information.

13
Boyce JM. Increasing prevalence of methicillin-resistant Staphylococcus aureus in the United States. Infect Control Hosp. Epidemiol 1990: 11: 63942.

14
Naxocomial enterococci-resistant to vancomycin United States, 19891993. MMWR Morb Mortal Wkly Rep 1993; 42: 5979.

15
Levy, Stuart, the Challenge of Antibiotic Resistance, Scientific American 1998; 0398. See also www.sciam.com/1998/0398issue/0398levy.html.

16
Multiple-Antibiotic-Resistant Pathogenic Bacteria, New Engl. J. Med., 1994; Vol. 330 (1): 1248.

17
Id.

18
Id.

    The underlying technology surrounding the bacteriophage products is anticipated to yield new therapeutic agents for the treatment of life threatening infections, especially those incited by antibiotic-resistant bacteria.19 Staph is just one example of a bacteria that the Company is currently researching in order to develop a bacterial virus to combat multi-drug resistance.

19
The Return of the Phage, Smithsonian; Vol 44: 43.

Initial Product Line

Staph Product Candidate

    The Company's Staph product candidate has shown strong and reproducible therapeutic activity against most Staph clinical isolates tested, including the antibiotic-resistant forms of the Staph bacterium. In March 2001, the Company began the preclinical safety and efficacy testing of its Staph product candidate at a contract laboratory. The objective of the preclinical testing program is to show that the Staph product candidate demonstrates evidence of its intended therapeutic effect against antibiotic-resistant Staph in relevant animal models. Following the series of preclinical safety and efficacy studies, the Company plans to initiate Phase I clinical trials for safety under the USFDA guidelines. Based on internal preclinical studies and discussions with contract research organizations ("CROs"), the Company estimates that the basic series of preclinical safety and efficacy studies should be close to completion by the end of 2001.

Tuberculosis and Pseudomonas Product Candidates

    The Company's Tuberculosis and Pseudomonas product candidates are currently in early stages of discovery and development. Tuberculosis is a disease that can attack any part of the body, but usually attacks the lungs.20 Pseudomonas is a bacterium responsible for severe nosocomial infections, life threatening infections in immunocompromised persons, and chronic infections in cystic fibrosis patients.21 The Company already has collections of bacteriophages and clinical isolates (the essential biological materials for deriving bacteriophage products) for Tuberculosis and Pseudomonas. The Company is currently deriving synthetic culture media and manufacturing methods to produce the Tuberculosis and Pseudomonas product candidates. The Company anticipates that these two products candidates will be ready for first preclinical testing by the end of 2001.

20
See the CDC web site for more information at: www.cdc.gov/nchstp/tb;faqs/qu.htm.

21
See the CDC web site for more information at: www.cdc.gov/ncidod/eid/vol4no4/vandelden.htm.

Regulatory Matters

General

    Regulations imposed by federal, state and local authorities in the United States, as well as authorities in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing of the Company's products. In the United States, drugs, biological products and medical devices are regulated by the United States Food, Drug and Cosmetic Act ("FDCA"), which is administered by the USFDA.

    There are other regulatory laws, and corresponding regulations, which require that the conduct of laboratory, preclinical and clinical studies conform with current Good Laboratory Practices ("cGLP") and current Good Clinical Practices ("cGCP") guidelines. In addition, manufacturing facilities for the research, testing and production of drugs which are commercially produced must meet current Good Manufacturing Practices ("cGMP") guidelines.

    The procedure involved in obtaining regulatory approval to market therapeutic products is long and costly and may delay product development. The approval to market a product may be limited or it may be refused. Such limitations or refusal could be detrimental to the sales and profitability of the Company. To date, the Company has not submitted any applications to the USFDA for approval to market its products. There can be no assurance that the Company will obtain USFDA approval on a timely basis or at all.

    To the Company's knowledge, it is currently in compliance with all regulatory guidelines to which it is subject.

Regulatory Process for Therapeutic Drugs

    The USFDA's role in the review and regulatory approval of a new drug begins when the drug's sponsor (usually the manufacturer or potential marketer) has screened the new molecule for pharmacological activity and acute toxicity potential in animals, and wants to test its diagnostic or therapeutic potential in humans. At that point, the molecule changes its legal status under the FDCA and becomes a new drug subject to specific requirements of the drug regulatory system. This occurs through the Investigational New Drug ("IND") application process.

    The development and approval of a new drug requires the performance of preclinical testing and clinical trials. The duration of trials and number of subjects required may vary according to the disease studied, the seriousness of the side effects, the nature of the proposed treatment and the availability of existing therapies. Phage Therapeutics has not yet started clinical trials.

    Preclinical Studies.  The purpose of preclinical studies is to determine the safety, efficacy, performance and scientific value of a new drug in cell and animal models before it is administered to humans. Preclinical studies also include laboratory evaluation of product chemistry, formulation and stability. Some of the preclinical testing, including toxicity studies on animal species, must be conducted by CROs that comply with cGLP guidelines. Data obtained from preclinical studies must provide an adequate basis for evaluating both the safety and scientific rationale for subsequent Phase I clinical studies in patients. All of the data collected during preclinical studies must then be presented in the form of an IND application or its equivalent to the regulatory authorities in the jurisdiction where clinical studies were conducted. Preclinical testing of the Company's Staph product candidate began last year and formal IND preclinical testing began in March 2001 at the cGLP-compliant laboratories of several CROs in the United States.

    Clinical Trials.  Clinical trials involve the administration of investigational products to humans under the supervision of a qualified investigator. These trials must be conducted in compliance with cGCP guidelines under protocols as described in the IND. Clinical studies may begin 30 days after the IND application is filed unless the USFDA notifies the applicant otherwise. Reproductive safety studies provide justification for allowing enrollment of female subjects of childbearing potential. Toxicity and carcinogenicity studies that may take as long as 24 months to complete may be undertaken to demonstrate the safety of drug administration for the extended period of time required for effective therapy.

    Clinical trials are generally conducted in three phases:

  •
  Phase I clinical trials are commonly performed in healthy human subjects or, less frequently, in selected patients with the targeted disease or disorder. The objective of these trials is to obtain initial data concerning the toxicity and patient tolerance to the proposed drug. Data regarding the absorption, distribution, metabolism and excretion of the drug may also be obtained in Phase I.

  •
  In Phase II clinical trials, preliminary evidence is sought regarding the effects of the drug, the proposed dosing regimen, and the desired therapeutic efficacy with small numbers of patients with the targeted disease. In these trials, efforts are made to evaluate tolerable dose ranges, as well as the optimal dosage level and dosage schedule. Additional safety data may be compiled from these trials.

  •
  Phase III clinical trials generally consist of expanded, larger scale, multi-institutional studies of patients with the targeted disease so as to obtain statistical evidence of the efficacy and safety of the proposed drug, in comparison with standard therapy.

    The USFDA may interrupt clinical studies if the health of the subjects is threatened, if the side effects are not compensated for by the drug's benefits or for any other reason. No assurance can be given that any human tests, once undertaken by Phage Therapeutics, will yield favorable results. Unsatisfactory results obtained from a particular study relating to one or more of Phage Therapeutics' products or technologies may cause the Company to reduce or abandon its commitment to that program.

    Approval Process.  Once Phase III clinical trials have been completed, all clinical trial results as well as information concerning the product and its composition, synthesis, manufacture, packaging and labeling methods for the purpose of obtaining approval to market the product are collated into a file known as the regulatory dossier. The dossier, along with a New Drug Application ("NDA") is filed with the USFDA.

    The USFDA's review of an NDA generally takes two to three years. However, the USFDA has enacted regulations which are intended to accelerate the process of validating the development, assessment and marketing of new diagnostic drug or drugs used for the treatment of serious diseases for which there is no other satisfactory treatment. This "fast track" designation enables the USFDA to participate in the process of establishing research protocols. It also enables the USFDA (but does not require it) to approve the marketing of the drug immediately following the conclusion of Phase II clinical trials. The USFDA may nonetheless require that Phase III clinical trials for a drug be completed even if it has approved the marketing of the drug under this "fast track" approval process. The Company currently anticipates applying for this "fast track" designation for its products.

    Post-Approval Studies.  The USFDA may subsequently require the performance of Phase IV studies, following initial marketing of the drug, to assess its long-term effects. Phase IV studies consist of collecting data from the general public to determine the long-term market experience of the potential product. If substantial safety data is obtained during Phase III clinical trials, the USFDA may not require Phase IV clinical trials to be conducted, but only the USFDA can make this determination. The Company cannot anticipate in advance if or when Phase IV studies may be required by the USFDA.

Good Manufacturing Practices Requirements

    Essential to the successful manufacturing of bacteriophage therapeutic products for preclinical and clinical testing, regulatory approval, and commercial sale is the establishment of cGMP systems of manufacturing that will result in the reproducible manufacturing of pharmaceutical products.22 The purpose of establishing cGMP for methods used in, and the facilities or controls to be used for, the manufacture, processing, packing, or holding of a drug is to assure that such drug meets the requirements of the FDCA as to safety, and has the identity and strength and meets the quality and purity characteristics that it purports or is represented to possess.

22
The cGMP system for manufacturing, processing, packaging, or holding of drugs is found in Part 210 of the 21 Code of Federal Regulations of the USFDA. Part 211 regulates cGMP for finished pharmaceuticals.

    Since drug manufacturing is also regulated, companies are required to ensure compliance with cGMP quality standards that require the control of production activities, raw material procurement, product recalls, labeling and promotional material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their products are homogeneous from one lot to the next, failing which the applicable regulatory authority may prohibit the sale of a lot and possibly require that a product be recalled.

    The Company has substantial expertise in cGMP manufacturing of pharmaceutical products. In particular, Dr. Richard Honour, the Company's president, has created and managed cGMP facilities with ZymoGenetics, Inc., Cytran Corporation and MicroProbe Corporation. In addition, two of the Company's advisors are certified by the Regulatory Affairs Professional Society ("Regulatory Affairs Certified" or "RAC"): Mr. Michael Maloney, RAC, who has more than 25 years of United States and international experience in the commercialization of medical products; and Dr. Michael Hamrell, RAC, who has more than 25 years working with the USFDA and in private companies as a regulatory affairs professional. See "—Employees, Consultants and Advisors" and "Part I—Item 5. Directors, Executive Officers, Promoters and Control Persons."

    The Company plans to have the initial products manufactured by contract at a facility in compliance with cGMP guidelines of the USFDA. The Company will establish a cGMP manufacturing management system for both drug substance and clinical supplies manufacturing. All of the individuals mentioned above have experience in establishing systems to the standards of the USFDA. The Company has established and regularly updates its computer-based quality assurance, quality control and documentation system to assure compliance with the guidelines of the USFDA and international regulatory authorities.

Intellectual Property

    Phage Therapeutics has adopted and implemented a program to identify and protect the intellectual property developed by it, as well as that developed with its scientific advisors. See "—Employees, Consultants and Advisors—Advisors". In addition to filing patent, trademark and copyright applications, Phage Therapeutics intends to rely on trade secrets, unpatented know how, continuing technology innovation and the pursuit of potential licensing opportunities to develop and maintain a competitive position in its market. However, at this time, Phage Therapeutics does not have any material licenses.

    The Company and Phage Therapeutics also require their employees, consultants, and scientific advisors to execute confidentiality agreements (which include noncompetition provisions) upon the commencement of employment or other relationship with the Company or Phage Therapeutics. These agreements provide that all confidential information developed, or made known to, the individual during the course of the individual's relationship with the Company or Phage Therapeutics is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology of the Company or Phage Therapeutics which is conceived by the individual during the course of employment with the Company or Phage Therapeutics is the exclusive property of the Company and Phage Therapeutics.

Patents Pending

    Phage Therapeutics currently has eight United States patent applications pending and six additional United States applications in varying stages of drafting for filing. The filed patent applications are confidential and relate to:

  •
  functional and structural therapeutic bacteriophage genomics;

  •
  therapeutic bacteriophage compositions of matter and including libraries of bacteriophages active against different species of Staph, Tuberculosis, Pseudomonas, E. coli, Shigella and Salmonella;

  •
  producer host strains of bacteria;

  •
  methods for scale-up and production of therapeutic bacteriophage production;

  •
  proprietary formulations;

  •
  methods for quality control and assurance;

  •
  targeted bacteriophage delivery methods; and

  •
  methods for treating infectious diseases in humans and domestic animals using these various compositions and methods.

    Phage Therapeutics anticipates filing certain international patent applications as deemed strategically appropriate. The discussion between the applicant and the foreign patent office are confidential but the international patent applications and search results are published and publicly available once the patent is issued.

    United States and international patent laws may require an inventor who wishes to obtain patents relating to a novel microorganism to deposit a sample of that microorganism with a recognized patent depository. Phage Therapeutics has deposited certain of its producer strains with the American Type Culture Collection ("ATCC"), an international depository authority established under international treaty. Additional producer strains and novel library bacteriophages will be deposited in the future as deemed appropriate. ATCC is a global nonprofit bioresource center that stores biological material such as bacteria and viruses for patent purposes, as well as for eventual future distribution and use by academic and industrial labs once patents are issued.

    There can be no assurance that patents will be issued from any of Phage Therapeutics filed patent applications, or if issued, that they will be enforceable in court. Patent litigation is becoming widespread in the biotechnology industry and it is not possible to predict how any such litigation would affect Phage Therapeutics' efforts to perform clinical testing or manufacture and market any products under development. Phage Therapeutics may also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention, which could result in substantial cost to the Company, as well as a possible adverse decision as to priority of invention of the patent or patent application involved.

    There also can be no assurance that the filing of patent applications will prevent or provide meaningful protection or adequate remedies for Phage Therapeutics' technology in the event of unauthorized use or disclosure of such information. Competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to, compounds or processes used by or competitive with those of the Company. The issuance of patents based on such compounds or processes could adversely affect the ability of the Company to market and sell Phage Therapeutics' products. If a license is required, there can be no assurance that the Company or Phage Therapeutics will be able to obtain such a license, or that, if obtainable, such a license would be available on reasonable terms.

Marketing

    The Company does not intend to sell the rights to its core technology and discoveries. Rather, the Company's marketing strategy is to license its products to major pharmaceutical or biotechnology companies that deal with antibiotics or other antibacterial agents, for manufacture, marketing, sales and distribution. At present, the Company has not identified or approached any potential licensors, and does not intend to attempt to initiate negotiations on any product under development until at least Phase II clinical trials have been completed. See "—Initial Product Line—Staph Product Candidate." There can be no assurance that the Company will be able to establish any such licensing arrangements on favorable terms, if at all, or that such arrangements will be successful. The failure to establish successful licensing agreements with respect to its products would have a material adverse effect on the Company's ability to commercialize its products.

Competition

    The pharmaceutical and biotechnology industries are highly competitive. The Company's competition generally includes all other biotechnology or pharmaceutical companies and academic and research institutes that discover, manufacture and sell antibacterial products, most of which have substantially greater resources to those of the Company, no matter if the new products are represented by new classes of antibiotics, novel derivatives of existing products or new technologies that may result in new antibacterial products.

    The Company is aware of only two competitors that are specifically in the business of the development of bacteriophage pharmaceutical products: Exponential Biotherapies, Inc. of Port Washington, New York (www.ebi.org), and Intralytix, Inc. of Baltimore, Maryland (www.intralytix.com). The Company's current understanding is that both Exponential Biotherapies, Inc. and Intralytix, Inc. are developing bacteriophage products for the treatment of Vancomycin Resistant Enterococcus ("VRE"), and perhaps other human bacterial infectious agents, such as Staph and Escherichia coli. The Company also understands that one or both of these companies may be developing bacteriophage products for the treatment of infectious diseases of animals.23 The status of the development and regulatory approval of products by these companies is proprietary and confidential to those respective companies, and as such, the Company must rely on outside information, such as journals, articles, and the companies' web site. However, to the Company's knowledge, both Exponential Biotherapies, Inc. and Intralytix, Inc. are early stage companies, with their technology and products at the discovery and early development stage. Therefore, any products that these two companies may have in development would not yet be in clinical trials under review by the USFDA.

23
Bacteriophage May Offer Alternatives in Treating Multi-Drug Resistant Bacteria, Genetic Engineering News 1998; 18: 46.

    Although the Company is unaware of any other specific competitors at this time, these or other existing or potential competitors may succeed in developing products earlier than the Company, obtaining regulatory approvals for such products more rapidly than the Company, or developing products that are more effective than those being developed by the Company. While the Company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render the Company's technology or products obsolete or noncompetitive or result in treatments or cures superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies.

Employees, Consultants and Advisors

Phage Therapeutics

    Employees.  As of September 31, 2001, Phage Therapeutics had nine full-time employees in its Bothell, Washington laboratory and office facility: Richard C. Honour, PhD; Richard E. Herman, PhD; Douglas Lee, MS/MBA; Larry Syltebo, BS/MT; Kenneth E. Lehman, MBA; John Sundsmo, PhD; Somsak Vinitnantharat, PhD; Lisa Goodrich; and Kenneth M. Lehman, and one part-time employee. Phage Therapeutics has entered into employment agreements with each of its employees. See "Part I—Item 6. Executive Compensation—Employment Agreements." The Company anticipates that the development of Phage Therapeutics' business will require the hiring of additional employees and that its future success will depend in large part upon its continuing ability to attract, train and retain highly skilled management and technical personnel. None of Phage Therapeutics' employees are covered by a collective bargaining agreement, and Phage Therapeutics has never experienced a work stoppage. Phage Therapeutics considers its employee relations to be good.

    Advisory Agreements.  Phage Therapeutics has entered into a number of advisory agreements (the "Advisory Agreements") with scientists who advise it from their respective residences in the United States (the "Advisors"). See "Part I—Item 5. Directors, Executive Officers, Promoters and Control Persons—Advisors", for the names and biographies of the Company's material scientific advisors. The Advisory Agreements each have a term of 12 months, with current termination dates ranging from December 31, 2001 to November 30, 2002. The Company has the option and intends to extend each of these agreements for another year. The Advisors whose agreements expire on December 31, 2001 have indicated their willingness to accept the one-year renewal, although there can be no assurance that any or all of the other Advisors will accept such renewal. Under the Advisory Agreements, each Advisor receives compensation that may consist of an advisory fee, stock options, or some combination of fees and options. See "Part I—Item 6. Executive Compensation—2000 Stock Plan."

    The Advisory Agreements protect Phage Therapeutics' rights over the development of any inventions that the Advisors may make or develop relating to the Phage Therapeutics' bacteriophage technology or products during the term of their service to Phage Therapeutics. Each Advisor must (1) give notice of any such invention to Phage Therapeutics, (2) assign to Phage Therapeutics all of the Advisor's rights in such invention, and (3) execute any documents and otherwise reasonably cooperate with Phage Therapeutics in securing patents on such inventions.

    Each Advisor's obligations under the Advisory Agreements are contingent upon the Advisor not being precluded from doing so by an employment contract or agreement which was in existence at the time the Advisory Agreement were signed. However, the Advisors have represented that none of them are under any obligations to any third party which would prevent any of them from carrying out their duties and obligations under the Advisory Agreements. To avoid any potential conflict of interest, the Advisors have agreed to provide written notice to the Company within one week of entering into any consulting, advisory or research agreement with a "corporate" third party in the field of bacteriophage technology or products during the period Advisors are providing services to the Company. The term "corporate" is defined as any organization operating in the United States or in a foreign country with an expressed intent to make profits and includes organizations like limited partnerships, joint ventures and corporations, but does not include educational institutions.

    The Advisory Agreements also obligate the Advisors to not disclose to Phage Therapeutics any information which is secret or confidential or belonging to Advisor or to a third party, or with respect to which Advisor is under an obligation to a third party to maintain confidentiality. However, if during the term of the Advisory Agreements, an Advisor discloses any inventions to Phage Therapeutics which were conceived prior to the term or are outside the scope of the Advisory Agreement, Phage Therapeutics shall have no liability to Advisor because of its use of such ideas, except that such disclosure shall not be construed as a license under any current or future patent issued in respect to such inventions.

    The Advisors have also each entered into separate five-year confidential disclosure agreements ("Confidentiality Agreements") with Phage Therapeutics. The Confidentiality Agreements require each Advisor to not use or disclose to any third party, without prior written authorization by Phage Therapeutics, any of Phage Therapeutics' proprietary and confidential information. Proprietary and confidential information includes knowledge of Phage Therapeutics' projects and project plans, genomic and oligonucleotide sequences, general activities and other proprietary and confidential information not publicly disclosed, as may be related to Phage Therapeutics' business or technical activities or which may be acquired as a result of disclosures by Phage Therapeutics' personnel or otherwise.

The Company—Stealth Investments Management Agreement

    The Company has no employees, but instead engages the management consulting firm of Stealth Investments Corporation, located in Vancouver, British Columbia ("Stealth") to handle all non-scientific activities of the Company's and Phage Therapeutics' business. Stealth is a privately held

British Columbia registered company of which Mr. Darren Pylot is the sole officer, director and shareholder. Mr. Pylot is the Company's and Phage Therapeutics' Chief Financial Officer and a director, and has served as the Company's president in the past. See "Part I—Item 5. Directors, Executive Officers, Promoters and Control Persons" and "Part I—Item 7. Certain Relationships and Related Transactions—Stealth Management Agreement."

    Background.  In connection with the Company's first investment in Phage Therapeutics, the Company and Stealth entered into their first management agreement in September 1998 for $10,000 per month. This was intended as a temporary measure in order to cover the duties of the Company's and Phage Therapeutics' departing chief financial officer. However, due to difficulties in raising needed capital, the Company was unable to retain or replace needed administrative staff, and in December 1999, had to vacate its facility due to lack of funding. See "Part I—Item 3. Properties". The Company conducted its scientific research from donated lab space and the Stealth office became the Company's temporary executive offices, from which all administrative and business activities of the Company were conducted. Stealth also arranged several rounds of financing for the Company in 2000, for no additional fee, in order to allow the Company to reestablish a permanent facility and continue its research.

    In November 2000, the Company obtained its current laboratory and office facilities, and entered into a new management agreement with Stealth for $15,000 per month. Under that agreement, Stealth continued to manage all the financial, accounting, investor relations, marketing, fundraising and other business-related activities of the Company and Phage Therapeutics from its offices in Vancouver, British Columbia. Stealth maintained the Company's deposit account in U.S. dollars in a Vancouver, British Columbia bank and was responsible for the engagement and supervision of the Company's independent auditors and legal counsel. However, the Company has been reassembling an accounting and administrative staff and has cancelled the current Stealth management agreement as of November 30, 2001. The Company and Mr. Pylot intend to enter into a month-to-month consulting agreement, beginning December 2001, for his engagement as chief financial officer, which will be cancelled as soon as the Company is able to recruit a new chief financial officer to reestablish the Company's accounting and administrative headquarters at its Washington facility.

    Consultants.  Until November 31, 2001, Stealth employed four management consultants that provided administrative services to the Company under the management agreement. The Company compensated those consultants for their services through the monthly consulting fee paid to Stealth, plus approximately $4,000 per month for in-house legal services, and other general and administrative services and expenses. A description of these management consultants, the portion of their working time that they historically devoted to the Company's affairs, and their allocated portion of the fees paid to Stealth, is as follows:

      Darren Pylot.  Mr. Pylot received $7,500 of the Company's monthly management services fee as compensation for his services as the Company's Chief Financial Officer. He devoted approximately 80% of his working time to the Company's affairs. Mr. Pylot is also a director of the Company. See "Part I—Item 5. Directors, Executive Officers, Promoters and Control Persons—Directors and Officers of the Company." In addition, Mr. Pylot is Stealth's sole officer, director and shareholder.

      Chris Tomanik.  Mr. Tomanik received $7,500 of the Company's monthly management services fee as compensation for his investor relations and marketing services on behalf of the Company. He devoted approximately 90% of his working time to the Company's affairs. Mr. Tomanik has been employed by Stealth since June 1998. Before joining Stealth, Mr. Tomanik was employed as a partner of Stihlwell Equities, Inc. from 1991 to 1996.

      Noah Croom.  Mr. Croom provided in-house legal services to the Company since August 2000 when he joined Stealth. He devoted approximately 50% of his working time to the Company's affairs for which Stealth billed the Company approximately $2,500 per month, in addition to the monthly management fee. Prior to joining Stealth, Mr. Croom was the Assistant General Manager of the Vancouver Grizzlies from 1995 to 2000, and worked in the general counsel office of the National Basketball Association from 1993 to 1995. Previously, Mr. Croom practiced securities law with the firm of Latham & Watkins in New York from 1991 to 1993. Mr. Croom holds a J.D. degree from the University of Virginia and is a member of the New York State Bar Association.

      Mark Patchett.  Mr. Patchett provides general administrative services to the Company. He has historically devoted approximately 80% of his working time to the Company's affairs for which Stealth has billed the Company approximately $1,530 per month in addition to the monthly management fee. Mr. Patchett has been employed by Stealth since January 2000.

    Fees.  The Company paid fees to Stealth in 2001, 2000 and 1999, as follows:

	2001(1) (nine months)	2000(1)	1999(1)
Management fees(2)	$67,500	$65,000	$45,000
Investor relations and marketing fees(3)	67,500	65,000	45,000
In-house legal services(4)	22,500	12,500	0
Office administration costs and overhead(5)	14,504	25,229	23,774

Totals	$172,004	$167,729	$113,774

(1)
The total base management fee due under the Stealth management agreement was $15,000 from November 2000 through November 2001, and was $10,000 from September 1998 to November 2000.

(2)
Paid to Mr. Pylot by Stealth from Company payments under the Stealth management agreement.

(3)
Paid to Mr. Tominik by Stealth from Company payments under Stealth management agreement.

(4)
Paid to Mr. Croom by Stealth from Company payments for services outside of the Stealth management agreement.

(5)
Includes payments to Mr. Patchett by Stealth from Company payments for administrative services outside of the Stealth management agreement.

Other Risk Factors

    The risk factors set forth below, along with the risk factors identified elsewhere in this Registration Statement, should be considered carefully in evaluating the Company's prospects. Further, this Registration Statement contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, goals, objectives, expectations and intentions. The cautionary statements made in this section apply to all related forward-looking statements wherever they appear in this document. Readers are cautioned that, while the forward-looking statements reflect the Company's good faith beliefs, they are not guarantees of future performance, and involve known and unknown risks and uncertainties. In addition, the Company's actual results could differ materially from those discussed in this Registration Statement and its business, financial condition or results of operations could be materially and adversely affected. In such case, some of the factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Registration Statement.

Development Stage Company

    Since its organization, the Company has had limited operations and is a "development stage" company. As with any development stage company, there may be unforeseen costs, expenses, problems and difficulties of which management may not be aware. The commitment of substantial resources to conduct time-consuming research and development and clinical studies will be required if the Company is to complete the development of any commercially viable products. The Company's products and technologies are currently in the research and development stages and there can be no assurance that these programs conducted by the Company will result in commercially viable products. There can be no assurance that any of the Company's products will meet applicable health regulatory standards, receive required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or being successfully marketed, or that the investment made in such potential products will be recouped through product sales to generate sufficient revenues to fund its continuing operations. The Company has not yet begun to market or generate revenues from the commercialization of its products and expects to incur further substantial losses for the foreseeable future. There can be no assurances if or when the Company will ever achieve profitability.

Reliance Upon Officers, Directors and Key Employees

    The Company is reliant on members of its management and scientific staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In particular, the Company is reliant on its officers: Dr. Richard Honour, PhD, Chief Executive Officer, President, Secretary and director, Mr. Darren Pylot, Chief Financial Officer and director, and Mr. Robert Miller, chairman. The Company is also reliant on its employees, in particular, Dr. Richard E. Herman, PhD, a microbial geneticist and molecular biologist. See "Part I—Item 5. Directors, Executive Officers, Promoters and Control Persons." In addition, the Company's ability to effectively manage growth will require it to continue to implement and improve its management systems and to recruit and train qualified employees. Although the Company has been successful in the past in obtaining trained staff, there can be no assurance that the Company will be able to attract and retain skilled and experienced personnel in the future.

Key Man Life Insurance

    The Company considers Dr. Honour, Chief Executive Officer, President, Secretary and director, to be a key person. In May 2001, the Company obtained $1 million in key man term life insurance from John Hancock Variable Life covering Dr. Honour for an annual premium of $3,679. The Company is the owner of and beneficiary under that policy.

Conflicts of Interests

    Management of the Company may devote time to other companies or projects which may compete indirectly with the Company. The Company has tried to limit any potential conflicts by having all employees, consultants, and outside scientific advisors sign confidentiality agreements, which include noncompetition provisions. An attempt will be made with regard to any real or perceived conflicts of interest between the Company and such persons to resolve such conflicts in favor of the Company.

Ability to Attract and Retain Qualified Personnel

    The Company's success depends upon the continued efforts of its senior management team and its technical, marketing and sales personnel. The Company's success also depends on its ability to attract, train and retain additional highly qualified management, technical, marketing and sales personnel. The process of hiring employees with the combination of skills and attributes required to carry out the Company's strategy is extremely competitive and time consuming. There can be no assurance that the Company will be able to retain existing personnel, or successfully identify, hire and train additional qualified personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations.

Manufacturing and Marketing

    The Company has not yet developed or manufactured any products for commercial distribution. In order to be successful, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. The Company does not have facilities for the production of its products under development and will initially obtain the small amounts of its products it requires for clinical studies from contract manufacturing companies. In order to manufacture it products in commercial quantities, if it elects to do so, the Company will need to develop its own manufacturing facilities or contract with third parties to manufacture its products. There can be no assurance, however, that the Company will be able to develop or otherwise secure access to manufacturing facilities, or that the Company or any third parties that the Company contracts with will be able to produce commercial quantities of the Company's products at reasonable cost, or at all.

Product Liability

    The sale and use of products under development by the Company, and the conduct of clinical studies involving human subjects, may entail risk of product liability. The Company does not currently have product liability insurance for its products but expects that, as the Company expands, it will require such insurance. There can be no assurance that the Company will be able to obtain appropriate levels of product liability insurance prior to the sale of its products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

Control by Certain Shareholders

    The Company has acquired its controlling interest in Phage Therapeutics by purchasing shares directly from Phage Therapeutics and by acquiring shares from other stockholders of Phage Therapeutics. The Company issued shares of its common stock in exchange for the shares of Phage Therapeutics that it acquired from those individual stockholders. In these transactions, the Company issued 4,022,425 shares of its common stock, or approximately 31%, to 24 former stockholders of Phage Therapeutics. Thus, those stockholders hold a controlling interest in the Company if they choose to act as a group. However, the Company is not aware of any agreement among those stockholders to act as group or in concert with one another in connection with their shares in the Company.

Reports to Shareholders

    The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Since the effectiveness of this Registration Statement, the Company has been required to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934 (the "Exchange Act").

    The public may read and copy any materials that the Company files with the Securities Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

    Since August 1998, the Company has been involved in research and developing its products and has had no revenues from operations. The Company estimates that it has spent approximately $1,587,354 on research and development from August 1998 to December 31, 2000, approximately $596,692 over the twelve-month period ending December 31, 2000, and approximately $996,885 during the six-month period ending June 30, 2001. As a result, the Company has reported a loss in each of year of its existence. To date, the Company has financed its operations through the private sale of its securities and loans from shareholders.

Plan of Operation

    The Company anticipates spending approximately $5,000,000 over the next 12-month period as follows:

Use of Funds	Amount
Repayment of Indebtedness(1)	$50,500
Personnel Costs (salaries, taxes and benefits)	1,595,500
Pharmaceutical R&D:(2)
Manufacturing Development	0
Manufacturing Scale-Up	580,000
Analytical Methods Development	200,000
Formulations Development	75,000
Preclinical Safety and Efficacy Testing	385,000
Preclinical "Proof of Principle" Tests	285,000
Clinical Supplies Manufacturing	50,000
cGMP Documentation	75,000
Initial Stability Studies	50,000
Phase I Clinical Trials(2)	100,000
Phase II Clinical Trials(2)	100,000
USFDA Regulatory Costs:(2)
Internal	100,000
Outsourced	125,000
Laboratory Operations:(2)
Internal	170,000
Outsourced	150,000
Internal (Tuberculosis and Pseudomonas)	45,000
Facilities (rent, telephones, maintenance)	144,000
Equipment (lab and office)	200,000
Legal (Intellectual Property)	150,000
Legal (Corporate and Securities)	100,000
Accounting (Tax and Audit)	30,000
Investor and Public Relations	20,000
Stealth Fees(3)	220,000

Total	$5,000,000

(1)
To repay unpaid back wages to Dr. Honour and Dr. Herman, and unpaid back consulting fees.

(2)
The Company's Staph product candidate only. Very little cost, if any, is anticipated in the next 12 months for the Company's Tuberculosis and Pseudomonas product candidates. The Company anticipates that these product candidates will be ready for preclinical testing by the end of 2001. At that time, the Company will decide how much financing will go towards the testing of these two products.

(3)
Estimated fees to be paid to Stealth under its to-be negotiated agreement with Mr. Pylot for 2002, and for hourly legal and general administrative contract services by Stealth, over the next 12 months. This amount will be less if the Company is successful in recruiting a new chief financial officer to reestablish the Company's accounting and administrative offices in the Washington facility. See "Part I—Item 1. Description of Business—Employees, Consultants and Advisors—The Company—Stealth Management Agreement."

    The Company intends to cover these costs by additional equity financings. If the Company is unable to raise all of these funds, the Company plans to cut back its operations by reducing the amount spent on personnel costs, and on research and development, in particular, preclinical safety and efficacy testing, preclinical "proof of principle" tests, and Phase I and II clinical trials. Management believes these tests can still be conducted with less funding. If the Company is unable to raise sufficient capital to continue its plan of operations, then the Company may be required to delay, scale back or eliminate some or all of its research and development programs or to cease operations.

Results of Operations

Fiscal year ended December 31, 2000 compared to fiscal year ended December 31, 1999

    Net Revenues.  The Company had no revenue in either 2000 or 1999, due to its continuing status as a development stage company.

    Research and Development.  In 2000, the Company incurred research and development expenses of $596,692, up 133% from $265,466 in 1999, due to the Company's conducting research and preclinical trials. Research and development costs will continue to be a large expense of the Company because the Company anticipates continuing to discover and develop new bacteriophages.

    General and Administrative Expenses.  In 2000, the Company's general and administrative expenses were $815,338, down 4.3% from $852,238 in 1999, due in part to the Company being in its initial development stage in 1999, when expenditures are typically higher to secure leases, hire personnel, and legal costs.

    Interest Income.  Interest income in 2000 increased to $37,293, up from zero in 1999, as the result of interest received on the proceeds from equity financings.

    Loss on Disposal of Capital Assets.  Loss on disposal of capital assets in 2000 was ($6,598), down 98.2% from ($369,794) in 1999. In 2000, the Company wrote off a small amount of undepreciated, obsolete equipment. In 1999, the Company purchased construction material for research and development and a manufacturing facility, however, due to insufficient funding, the Company was forced to sell the material for salvage.

    Income Taxes.  The Company has realized a net loss from operations in each period since it began doing business. As of December 31, 2000, the Company had accumulated approximately $5.7 million of net operating loss carry-forwards ("NOLs") for federal income tax purposes. These NOLs expire between 2012 and 2021. The annual use of these NOLs may be limited in the event of a cumulative change in ownership of more than 50%.

    Net Loss.  As of December 31, 2000, the Company had a cumulative net loss from the date of inception of $5,533,597. During each of 2000 and 1999, the Company incurred a net loss of $1,347,844 and $1,487,498, respectively. The losses per year are the result of the Company's general and administrative costs and costs related to research and development. The Company's basic and diluted loss per share was $(0.16) for 2000, and $(0.23) for 1999.

Nine months ended September 30, 2001 as compared to nine months ended September 30, 2000

    Net Revenues.  The Company had no revenue in the nine months ended September 30, 2001 or 2000, due to its continuing status as a development stage company.

    Research and Development.  Research and development costs were $1,599,171 in the nine months ended September 30, 2001, up $1,503,158 from $96,013 for the same period in 2000. This increase is due in large part to (a) $158,298 prepaid to three universities under research and development contracts, and (b) $830,792 paid on a projected $2,364,741 worth of CRO fee for service contracts.

    General and Administrative Expenses.  General and administrative expenses, before charges for stock compensation, were $914,505 in the nine months ended September 30, 2001, up 204% from $448,131 for the same period in 2000.

    Stock Compensation Expense.  Stock compensation expense was $198,260 in the nine months ended September 30, 2001, an increase of $184,727, over the same period in 2000. Stock compensation expense is a non-cash expense that reflects the fair value of common stock or warrants granted to non-employees of the Company.

    Net Loss.  The Company's net loss was approximately $2,693,213 for the nine months ended September 30, 2001, an increase of $2,115,036 compared with $578,177 for the same period in 2000. The main elements contributing to the increase in losses include higher general and administrative expenses, and increased research and development costs.

Liquidity and Capital Resources

Fiscal year ended December 31, 2000 as compared to fiscal year ended December 31, 1999

    Cash Position.  At December 31, 2000, the Company had $1,029,134 in cash or cash equivalents (including a $75,000 long-term certificate of deposit pledged as security for the Company's facilities lease), an increase of $1,027,911 from cash of $1,223 at the end of 1999.

    Working Capital.  At December 31, 2000, the Company had working capital of $360,019 and a working capital ratio of 1.52 to 1, as compared to working capital of $(1,085,395) and a working capital ratio of .0086 to 1 at the end of 1999.

    Cash used in Operating Activities.  Net cash used in operations during 2000 was $1,712,566, an increase of $1,231,462, or 256%, from $481,104 in 1999. These operating cash outflows resulted primarily from increases in general operations and research and development activities.

    Cash received from Financing Activities.  During 2000, the Company received $2,860,000 from the issuance of common stock in two separate private placements, as compared to $403,524 raised in 1999. In the first private placement, completed in March 2000, the Company raised $1,360,000. In the second private placement, completed in November 2000, it raised an additional $1,500,000. See "Part II—Item 4. Recent Sales of Unregistered Securities."

Nine months ended September 30, 2001 as compared to nine months ended September 30, 2000

    Cash Position.  At September 30, 2001, the Company had $126,350 in cash or cash equivalents (including a $75,000 long-term certificate of deposit pledged as security for the Company's facilities lease), a decrease of $977,784 from cash of $1,104,134 at September 30, 2000.

    Working Capital.  At September 30, 2001, the Company had working capital of $(524,265) and a working capital ratio of .32 to 1, as compared to working capital of $(277,233) and a working capital ratio of .67 to 1 at September 30, 2000.

    Cash used in Operating Activities.  Net cash used in operations for the nine months ended September 30, 2001 was $2,525,584, an increase of $1,387,423 from $1,138,161in the comparable period of 2000. These operating cash outflows resulted primarily from increases in general operations and research and development activities.

    Cash received from Financing Activities.  During the nine months ended September 30, 2001, the Company received $1,845,551 from financing activities, up $485,551, or 35.7%, from $1,360,000 in third quarter 2000. Of this amount, $1,490,000 was received from private placements of its common stock, $102,606 was received through the exercise of warrants, $139,945 through the exercise of stock options, and $125,000 from subscriptions received in advance. See "Part II—Item 4. Recent Sales of Unregistered Securities."

Going Concern Qualification

    The Company's auditor issued a "going concern" opinion in its reports for each of 2000 and 1999, which raises substantial doubt as to the Company's ability to continue as a going concern due to the losses from operations, unless the Company achieves future profitable operations or obtains additional financing.

Commitments and Contingencies

    Research and Development.  As of September 31, 2001, the Company became obligated to pay one of its CRO's $55,000 upon completion of stages 5, 6, and 7 of the manufacturing contract for the Company's Staph product candidate. In addition, the Company is obligated to pay $147,955 to three universities and research institutes by December 31, 2001. Also, the Company is obligated to pay approximately $1,027,900 under pending CRO fee-for-service arrangements through year end 2001.

    Lease.  The Company is obligated to pay $11,773 per month under its lease for the Bothell facility, which increases to $14,132 by its expiration in November 2005.

Need for Future Capital

    The Company requires substantial capital in order to meet its ongoing corporate obligations and in order to continue and expand its current and strategic business plan. At current operating rates, the Company believes that it can only satisfy its cash requirements over the next 12 months from the sale of additional equity and from funds received upon warrant and option exercises. There can be no assurance that any such sales or exercises will actually occur.

    The Company's long-term capital requirements beyond the next 12 months will depend on many factors, including, but not limited to, the rate of development of the Company's product, the Company's ability to develop and maintain its research and development program, the level of resources required to test the Company's products and other factors, some of which may be beyond the Company's control. A slower than expected rate of development of the Company's products, extraordinary costs associated with the Company's research and development program, would materially adversely affect the Company's liquidity. The Company will need to continue seeking additional sources of capital, including an additional offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity, in order to fund its long-term capital requirements.

    The Company currently has no commitments for short- or long-term financing, and there can be no assurances that any such additional financing will be available in a timely manner, or, if available,

will be on terms acceptable to the Company. The inability of the Company to raise additional equity capital or borrow funds required to effect its business plan may have a material adverse effect on the Company's financial condition and future prospects. Additionally, to the extent that further funding ultimately proves to be available, both debt and equity financing involve risks. Debt financing may require the Company to pay significant amounts of interest and principal payments, reducing the resources available to the Company's business operations. Equity financing may be highly dilutive to the Company's stockholders' interest in the Company. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict the Company's flexibility.

Recent Accounting Pronouncements

    FASB 133.  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activity," which was subsequently amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of Effective Date of FASB 133" and Statement No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities: an amendment of FASB Statement No. 133." SFAS 137 requires adoption of SFAS 133 in fiscal years beginning after June 15, 2000. SFAS 138 establishes accounting and reporting standards for derivative instruments and addresses a limited number of issues causing implementation difficulties for numerous entities. SFAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings. If the derivative qualifies as a hedge, depending on the nature of the exposure being hedged, changes in the fair value of derivatives are either offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or are recognized in other comprehensive income until the hedged cash flow is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. SFAS 133 permits early adoption as of the beginning of any fiscal quarter. SFAS 133 became effective for the Company in first quarter 2001. The Company does not expect adoption of SFAS 133 to have a material effect on its financial statements.

    FIN 44.  The Company has elected to adopt FIN 44, "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB No. 25, Accounting for Stock Issued to Employees," which the FASB issued in March 2000. FIN 44 clarifies (a) the definition of "employee" for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that FIN 44 covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying FIN 44 are recognized on a prospective basis from July 1, 2000. The Company's adoption of FIN 44 is not expected to have a material effect on the Company's financial statements.

    See "Note 2. Significant Accounting Policies—New Accounting Pronouncements" in the Company's Notes to the Consolidated Financial Statements (Unaudited) for September 30, 2001, for other recent accounting pronouncements.

ITEM 3. DESCRIPTION OF PROPERTY.

    Current Facilities.  On November 15, 2000, Phage Therapeutics moved into a 5,148 sq. ft. laboratory facility at 19017 120th Avenue NE, Suite 102, Bothell, Washington 98011. Phage Therapeutics has signed a five-year term lease, with an option to renew for an additional five years, and paid a $75,000 security deposit. Two amendments have since been negotiated for a total of 7,431 square feet. The rent is currently $11,772.63 per month which includes rent and operating costs. The following is the rent over the remaining lease term:

Period
		Monthly Payment		Total Monthly Payment	Monthly Cost/sq. ft.
Beginning	Ending		Monthly CAM
Nov. 2001	Nov. 2001	$9,039.16	$2,905.00	$11,944.16	$1.22
Dec. 2001	Oct. 2002	$9,189.25	$2,905.00	$12,094.25	$1.24
Nov. 2002	Nov. 2002	$9,369.08	$2,905.00	$12,274.08	$1.26
Dec. 2002	Apr. 2003	$9,526.44	$2,905.00	$12,431.44	$1.28
May 2003	Oct. 2003	$10,384.82	$2,905.00	$13,289.82	$1.40
Nov. 2003	Nov. 2003	$10,570.19	$2,905.00	$13,475.19	$1.42
Dec. 2003	Oct. 2004	$10,799.72	$2,905.00	$13,704.72	$1.45
Nov. 2004	Nov. 2004	$10,990.62	$2,905.00	$13,895.62	$1.48
Dec. 2004	Nov. 2005	$11,227.00	$2,905.00	$14,132.00	$1.51

    Previous Facilities.  In May 1997, Phage Therapeutics entered a lease agreement for approximately 17,000 square feet in Bothell, Washington, which was to expire April 2002. In November, 1999, Phage Therapeutics vacated these facilities and received from the lessor a release from the remaining term of the lease in exchange for payment of $77,612 in unpaid rent and a lease termination penalty.

    From December 1999 until November 2000, Phage Therapeutics occupied donated laboratory facilities at BioResearch Labs, Inc. located in Redmond, Washington. BioResearch Labs, Inc. is owned by advisor John Majnarich, PhD, who received, during that period, $5,000 per month from the Company to conduct research and development for Phage Therapeutics. See "Part I—Item 5. Directors, Executive Officers, Promoters and Control Persons—Advisors." During that same period, Phage Therapeutics also rented office space to do research-related administrative work at 19110 Bothell Way NE, Suite 103, Bothell, Washington, 98011, for $1,000 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following tables set forth, as of November 9, 2001, (a) the beneficial owners of the Company's common stock which are known by the Company to have more than 5% of the Company's voting securities, and (b) the directors or officers of the Company individually and as a group. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the common stock beneficially owned by them, subject to community property laws, where applicable. At November 9, 2001, the Company had 13,975,398 shares of common stock outstanding.

Security Ownership of Beneficial Owners that are not Management

Name and Address	Number	Percentage
GIG Limited(1) 105 Marbel Drive Grand Cayman, Cayman Islands, BWI	3,229,096	17.40%
Ricardo Requena(2) 25 de Mayo 444, Piso 2 11000 Montevideo, Uruguay	2,580,000	13.58%
Stratton S.A.(3) Gabriel Periera 2997 Montevideo, Uruguay	2,195,332	11.97%
Prostar Limited(4) PO Box N, 3615 Hurricane Hole Place Paradise Island, Bahamas	792,369	5.30%

(1)
Includes currently exercisable warrants to purchase 750,000 shares of common stock. GIG Limited is 100% owned by Costas Takkas.

(2)
Includes currently exercisable warrants to purchase 750,000 shares of common stock.

(3)
Includes currently exercisable warrants to purchase 750,000 shares of common stock. Stratton, S.A. is 100% owned by A. Fernandez.

(4)
Includes currently exercisable warrants to purchase 382,202 shares of common stock. Prostar Limited is 100% owned by Fertina Turnquest.

Security Ownership of Management

Name and Address**	Number***	Percentage
Robert Miller, Chairman of the Board(1)	1,534,586	10.75%
Richard Honour, CEO, President, Secretary and director(2)	700,000	4.87%
Darren Pylot, CFO, director(3)	240,250	1.70%
Randall A. Goffe, director(4)	—	*
Gaetano Morello, director(5)	250,000	1.77%
Kenneth E. Lehman, Treasurer(6)	18,750	*
All officers and directors as a group (six persons)(6)	2,743,586	18.24%

*
Denotes holdings of less than 1%.

**
The addresses for each of the named persons is c/o Phage Therapeutics at 19017 120th Avenue NE, Bothell, Washington 98011.

***
Includes shares issuable upon the exercise of options that are or will become exercisable within 60 days after the date of these computations.

(1)
Includes (a) 381,743 shares of common stock owned by Auron 2000, Inc., which is 100% owned by Mr. Miller, (b) currently exercisable warrants to purchase 200,000 shares of common stock which Mr. Miller received as a commission in connection with the Company's Fall 2000 Unit Offering (see "Part II—Item 4. Recent Sales of Unregistered Securities—Company Securities Offerings—Fall 2000 Unit Offering"), and (c) currently exercisable options to purchase 100,000 shares of common stock. Mr. Miller also holds options to purchase 100,000 shares of the Company's common stock which are not currently exercisable.

(2)
Includes currently exercisable options to purchase 407,652 shares of the Company's common stock held by Dr. Honour.

(3)
Includes (a) 250 shares of common stock held by Stealth, which is solely owned by Mr. Pylot, and (b) currently exercisable options to purchase 190,000 shares of common stock.

(4)
Mr. Goffe holds options to purchase 50,000 shares of common stock that are not currently exercisable.

(5)
Includes (a) 100,000 shares issuable to Dr. Morello under currently exercisable warrants to purchase common stock that were included in units purchased by Dr. Morello in the Company's Spring 2000 Unite Offering (see "Part II—Item 4. Recent Sales of Unregistered Securities—Company Securities Offerings—Spring 2000 Unit Offering"), and (b) currently exercisable options to purchase 50,000 shares of common stock.

(6)
Consists of currently exercisable options to purchase 18,750 shares of common stock. Mr. Lehman also holds options to purchase 56,250 shares of common stock that are not currently exercisable.

(7)
Includes (a) currently exercisable options to purchase 972,652 shares of common stock and (b) currently exercisable warrants to purchase 300,000 shares of common stock.

Changes in Control

    The Company's articles of incorporation do not require a shareholder vote for a business combination, although under the laws of the State of Florida, and Florida Statute Section 607.1103, a business combination, including a merger or share exchange, generally requires the approval by a majority of all votes entitled to vote. However, Section 607.1103(7) provides that "unless required by its articles of incorporation, action by shareholders of the surviving corporation on a plan of merger is not required if: (a) the articles of incorporation of the surviving corporation will not differ from its articles before the merger; and (b) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights, immediately after the merger". Also, there are various other impediments to an acquisition or merger under Florida law, such as appraisal or "dissenters" rights that that may prove to be deterrent to a particular business combination.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Officers of the Company and Phage Therapeutics

    The names, ages and positions of the executive officers and directors of each of the Company and Phage Therapeutics are as follows:

Name	Age	Title
Richard Honour	61	President, Chief Executive Officer, Secretary and director
Robert H. Miller	48	Chairman of the Board
Darren Pylot	34	Chief Financial Officer and director
Randal A. Goffe	51	Director
Gaetano Morello	40	Director
Kenneth Lehman	55	Treasurer

    Under the articles of incorporation and bylaws of both the Company and Phage Therapeutics, the above-listed directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, and until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. Officers are appointed by and serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

    The Company's directors do not receive cash compensation for their services as directors, but are eligible to receive stock options under the Company's stock option plan. Director stock option grants are determined on a case by case basis. See "Item 8. Description of Securities—Stock Options." The Company also reimburses directors for their reasonable expenses incurred in attending meetings of the board of directors.

    The following describes the principal occupation of each officer and director of the Company.

    Richard Honour, PhD.  Dr. Honour has been the Company's and Phage Therapeutics' President and Chief Executive Officer since March 2001, and has been Secretary and a director since August 2000. He also served as Vice President of Research and Development, from August 2000, and as President and Chief Executive Officer from October 1998 to December 16, 1999. Previously, Dr. Honour was Executive Vice President for Pharmaceutical Development with Cytran, Inc., a private biopharmaceutical company dedicated to developing and commercializing small peptides for the treatment of cancer and other diseases (Kirkland, WA) from 1991 to 1995. Dr. Honour was President and CEO of ZymoGenetics, a biotechnology company dedicated to the identification of novel proteins for the treatment of human diseases (Seattle, WA) from 1983 to 1985, and President and CEO of MicroProbe Corporation, a company dedicated to the discovery and development of DNA probes for the diagnosis and treatment of infectious diseases (Bothell, WA) from 1985 to 1990. Dr. Honour was Executive Director of a National Cancer Institute-sponsored cancer clinical trials research program at the University of Southern California, School of Medicine (Los Angeles, CA) from 1973 to 1983, where he also held a faculty appointment. Dr. Honour also worked with the investment banking firm of Chanen, Painter & Co. (Seattle, WA) from 1995 to 1997. Dr. Honour earned a Doctorate from the University of California (1972), where he specialized in microbiology. Dr. Honour currently resides in Kenmore, Washington.

    Robert H. Miller.  Mr. Miller has been Chairman of the Company's and Phage Therapeutics' Board of Directors since March 2001. Mr. Miller is the president of Savant Biomedical Inc., a position which he has held since 1997. Savant is the largest non-management shareholder of two biotechnology companies, Lifespan Biosciences Inc. of Seattle, Washington, and Genespan Corporation of Bothell, Washington. Mr. Miller is also the president, sole director and sole shareholder of Auron 2000, Inc., a management and holding company which he formed in 1993. From 1990 to 1996, Mr. Miller was president and a director of Consolidated Madison Holdings Ltd., of Toronto, Ontario, which was involved in the acquisition and development of Brazilian mineral properties, and until 1997 worked with its successor by merger, Thistle Mining Inc. (TSE: THT) (previously known as Ourominas Minerals Inc.). Mr. Miller is a director of Digital Snaps, Inc. of Vancouver, British Columbia, a digital inventory technology company, a position which he has held since 2000. He is also a director of Stamford International, Inc. of Toronto, Ontario, which is listed on the Toronto Over-the-Counter Bulletin Board, a position which he has held since 1999. Stamford holds a controlling interest in Nanovation Technologies Inc., a Delaware corporation, for which Mr. Miller served as a director from 1996 to 1999. Nanovation designed and developed integrated photonic circuits for the fiber optics industry, but is currently in Chapter 7 bankruptcy proceedings. From 1996 to 1998, Mr. Miller was also a director of Zmax Corporation, a computer software developer located in Germantown, Maryland. In addition, from 1990 to 1994, Mr. Miller was chairman of the board of Crystallex International Corporation (TSE, AMX: KRY), a gold mining company with production in Uruguay and Venezuela. Mr. Miller currently resides in Miami, Florida.

    Darren Pylot.  Mr. Pylot has been the Company's and Phage Therapeutics' Chief Financial Officer since March 2001, has been a director of the Company since May 1998, and was President and Chief Executive Officer from February 2000 to March 2001 and from March 1999 to June 1999. Mr. Pylot is the founder and president of Stealth Investments Corp. of Vancouver, British Columbia, which he formed in 1996. Since 1994, he has also been the president and a director of Consolidated Serena Resources Ltd. ("Serena") (CDNX: CSU), also of Vancouver, British Columbia, which was formed to engage in natural resource development activities. Serena was inactive from March 1999 to December 2000, but currently is party to a letter of intent for a reverse takeover with a privately held Vancouver, British Columbia-based company in the electronic data storage business. CDNX halted trading on August 21, 2001 as part of its process when reviewing reverse takeover applications. From January 1997 to August 1999, Mr. Pylot was also a director of Stamford International Inc. of Toronto, Ontario. Stamford was listed on the CDNX at one time but is currently unlisted. Stamford holds a controlling interest in Nanovation Technologies Inc., a Delaware corporation, which designed and developed integrated photonic circuits for the fiber optics industry, but is currently in Chapter 7 bankruptcy proceedings. Mr. Pylot currently resides in Vancouver, British Columbia.

    Gaetano Morello.  Dr. Gaetano Morello has been a director of the Company since February 2000 and was Chairman of the Board of Directors from March 2000 until March 2001. He is a licensed naturopathic physician practicing in West Vancouver, British Columbia, and a contributing author to several medical publications, including The American Journal of Natural Medicine. Dr. Morello lectures in Canada, the United States, Germany and Italy on the scientific basis of natural medicine. Dr. Morello has experience in the clinical applications of the scientific foundations of natural medicine. From 1999 to the present, Dr. Morello has been Managing Director and President of Operations of Enzymatic Therapy Canada, Inc. and a Clinician at the NaturoMed Clinic, a naturopathic clinic located in Vancouver, British Columbia, Canada. From 1992 to 1999, Dr. Morello was a medical consultant at Enzymatic Therapy Canada, Inc., an herbal supplements and vitamin producer, with its own in-house testing laboratory located in Burnaby, British Columbia. Also from 1992 to 1999, Dr. Morello was a Clinician at the West Vancouver Clinic of Naturopathic Medicine, a naturopathic clinic in West Vancouver, British Columbia. Dr. Morello currently resides in Vancouver, British Columbia.

    Randal A. Goffe, PhD.  Dr. Goffe has been a director of the Company since November 2001. In 1995, Dr. Goffe founded the biotechnology company, Genespan Corporation of Bothell, Washington, serving as its president and chief executive officer from 1995 to 1998, and as chief executive officer and chairman of the board from 1998 to the present. At Genespan, Dr. Goffe has developed multi-technology platforms for nucleic acid purification and gene expression/regulation (including proteomics). In addition, Dr. Goffe has served as an adjunct professor in the Chemical Engineering Department of the University of Washington since 1994. Previously, from 1989 to 1992, Dr. Goffe was the co-founder and a director of Cellpro, Inc. where he built and directed product development, manufacturing and regulatory affairs. Since 1997, Dr. Goffe has served as a director for Savant Biomedical, Inc. and for the Washington Biotechnology and Biomedical Association. Previously, Dr. Goffe also served as a director of the BIO'99 Steering Committee, which organized the 1999 meeting for the Biotechnology Industry in Seattle, Washington. In addition, Dr. Goffe's scientific board appointments include Biorelease Corporation where he has served as a board member since 1995, and Unisyn Technologies, Inc., where he served as a board member from 1992 to 1995. Dr. Goffe currently resides in Arlington, Washington.

    Kenneth E. Lehman.  Mr. Lehman has been the Treasurer of the Company since August 2000. Mr. Lehman has served as Phage Therapeutics' controller since November 2000. Mr. Lehman has approximately 28 years of experience in managerial accounting and project management with US West Communications, Inc., Seattle, WA (1972-2000). Mr. Lehman's operational experience includes general accounting, financial statements, financial analysis, accounting policies and procedures, fixed asset management, and audits. Mr. Lehman received his Bachelor of Arts in Accounting from the University of Washington in 1974 and his Masters of Business Administration, Finance and Accounting from City University in Seattle, Washington in 1986. Mr. Lehman currently resides in Kenmore, Washington.

Phage Therapeutics Management Team

    In addition to Dr. Honour and Mr. Pylot, the management team of Phage Therapeutics is as follows:

    Richard E. Herman, PhD  Dr. Herman is a microbial geneticist and molecular biologist with 18 years of experience in biotechnology. From 1997 to 2000, Dr. Herman was Director of Microbiology for Phage Therapeutics, and since 2001 has been Vice President of Pharmaceutical Development. From 1985 to 1996, Dr. Herman was a Director of Microbial Research at Bio Techniques Laboratories, Inc. in Redmond, WA., which is in the business of developing biotherapeutics for humans and animals at which he led product development, directed animal field trials (including poultry, swine, beef and dairy cattle) and patented products containing beneficial bacteria designed to improve the health of the intestinal tracts of animals and humans. Dr. Herman has worked on the interaction of bacteriophage T4 with an antibiotic resistance plasmid in E. coli. Dr. Herman has conducted research on the infective processes of herpes simplex virus in nerve cells and developed cloning techniques for streptococci bacteria of importance to industrial fermentations. Dr. Herman holds a PhD in genetics from the University of Minnesota, an MS degree in cellular biology, and a BA degree in biology. Dr. Herman currently resides in Redmond, Washington.

    Douglas I. Lee.  Mr. Lee is a microbiologist and product development specialist with more than 14 years of experience in the biotechnology industry. From 1997 to the present, Mr. Lee has been a Senior Scientist with Phage Therapeutics, Inc. Mr. Lee brings expertise in the fields of infectious disease microbiology and virology. From 1991 to 1997, Mr. Lee was a Senior Scientist and Product Technology Manager at BARD Diagnostic Sciences, Inc. in Redmond, WA, (previously known as Bainbridge Sciences, Inc.) which specializes in making monoclonal antibody-based rapid dipstick and EIA tests for cancer diagnostics. Mr. Lee led BARD's discovery of the monclonal antibody and characterization of the antigen for bladder cancer and, managed the transfer of products from Research and Development to manufacturing. Previously, Mr. Lee was with the University of Washington (Department of Infectious Diseases) (1978-1983), Genetic Systems Corporation (Seattle, WA) (1983-1986), Immunex Corporation (Seattle, WA) (1986-1987), and MicroProbe Corporation (Bothell, WA) (1987-1991). Mr. Lee holds a Masters degree in microbiology and an MBA degree. Mr. Lee currently resides in Seattle, Washington.

Scientific Advisors

    Phage Therapeutics collaborates with several academic research groups and universities for the evaluation and characterization of bacteriophage through the screening and analysis of potential pharmaceuticals that act against infectious agents. These relationships are an important source of bacteriophage technology for Phage Therapeutics. Phage Therapeutics has entered into Advisory Agreements with the following key investigators at these organizations:

    Michael C. Maloney.  Mr. Maloney is a regulatory professional with more than 21 years of United States and international experience in the commercialization of medical products. Mr. Maloney is currently president and chief executive officer of La Haye Laboratories, Inc., Redmond, Washington. Mr. Maloney has held these positions since 1995. La Haye Laboratories, Inc. is in the business of the discovery, development, and regulatory approval of new biopharmaceutical and nutraceutical compounds and products for the treatment of human diseases. From 1992 to 1995, Mr. Maloney served as director of regulatory affairs at Cytran, Inc., located in Kirkland, WA. Cytran, Inc. is a pharmaceutical company in the business of the discovery, development, and regulatory approval of pharmaceutical products for the treatment of immune suppression, infectious diseases and cancer. Mr. Maloney has experience in quality assurance, manufacturing, documentation, clinical investigations, product licensing and regulatory compliance. Mr. Maloney has participated in the successful introduction of a broad spectrum of medical products, including Class I, II and III medical devices, in vitro diagnostics, and critical care monitoring equipment. In addition, he has participated in the development of biological and therapeutic agents. Also, he has a broad range of experience in filing product licensing applications, including IDE, 510(k), PMA and IND applications, as well as international dossiers. He is a member of the Regulatory Affairs Professional Society (RAPS), is Regulatory Affairs Certified by RAPS, and is a member of the American Society for Quality Control. Mr. Maloney currently resides in Woodinville, Washington.

    John J. Majnarich, PhD.  Dr. Majnarich is a biochemist and senior research executive with more than 30 years of laboratory and management experience. Dr. Majnarich is President and Scientific Director of Bioconsultants, Inc., a division of Bio Research Laboratories of Redmond, Washington. Dr. Majnarich has held these positions since 1990. Bioconsultants, Inc. and Bio Research Laboratories are CROs supporting the development of human and animal diagnostic and therapeutics products. Dr. Majnarich has special expertise in the evaluation and testing of natural and synthetic compounds for use as animal or human therapeutic products. Previously, Dr. Majnarich founded Biomed Research Laboratories, Inc. of Bellevue, Washington in 1972 and acted as its President and Scientific Director until 1990. Dr. Majnarich developed and managed Biomed into one of the world's leading fish vaccine research and manufacturing companies. Dr. Majnarich was also Director of the Biological Division of Schick Laboratories, Seattle, Washington, from 1966 to 1972 where he managed the licensing of a human therapeutic product with the USFDA. Dr. Majnarich has more than 20 years of experience working with the United States Department of Agriculture and the USFDA in the development, testing and licensing of new human therapeutic products, including natural products and foods. Dr. Majnarich holds a PhD in Biochemistry from the University of Washington. Dr. Majnarich currently resides in Preston, Washington.

    Seymour Froman, PhD.  Dr. Froman is a microbiologist with over 51 years of experience in the field of microbiology. Dr. Froman has held various positions at the Olive View Medical Center in Sylmar, California over the past 50 years until his retirement in 1981, including Medical Microbiologist, Director of Microbiological Research Laboratory, Head Medical Microbiologist, and Clinical Microbiologist. Most recently Dr. Froman served as a consultant to Olive View Medical Center from 1981 to 1990. In addition, Dr. Froman held the position of Adjunct Faculty at the California State University—Northridge from 1982 to 1990. Since that time, Dr. Froman has been retired, although he is active in associations, including the Fellow American Academy of Microbiology, American Society for Microbiology, and the Southern California Branch, American Society for Microbiology. Dr. Froman currently resides in Sun City West, Arizona.

    Luiz E. Bermudez, MD.  Dr. Bermudez is a medical doctor and holds a PhD in microbiology. For the past 11 years, Dr. Bermudez has been an Associate Professor and Chief of Laboratory of Bacterial Pathogenesis and Immunology of Kuzell Institute for Arthritis and Infectious Diseases in San Francisco, California. Dr. Bermudez is also an Assistant Adjunct Professor in the Department of Cell and Molecular Biology at San Francisco State University since 1995. Dr. Bermudez is Chair of the Recombinant DNA Committee at the California Pacific Medical Center Research Institute in San Francisco, California, and is also a member of the Pathogen Task Force and Tuberculosis Committee, Infectious Diseases Society of America. Dr. Bermudez currently resides in San Francisco, California.

    Tyler Kokjohn, PhD.  Dr. Kokjohn has been an Associate Professor of Microbiology at the Arizona College of Osteopathic Medicine since 2000. Previously, Dr. Kokjohn was an Assistant Professor, at the School of Biological Sciences in the University of Nebraska—Lincoln from 1992 to 1997. Dr. Kokjohn then became Assistant Professor of Microbiology at the Arizona College of Osteopathic Medicine in Midwestern University of Glendale, Arizona for the next two years. Dr. Kokjohn is a member of the American Society for Microbiology, the American Association for the Advancement of Science, and the Society of Protozoologists. Dr. Kokjohn currently resides in Glendale, Arizona.

    Todd M. Smith, PhD.  Dr. Smith is a biochemist and executive with more than 20 years of laboratory experience. Dr. Smith is President of Geospiza, Inc. and has held this position since 1997. From 1994 to 1997, Dr. Smith conducted postdoctoral research at the University of Washington where he helped develop a data management systems for high throughput data analysis software and viewing DNA sequence information. From 1989 to 1993, Dr. Smith conducted graduate studies in gene cloning protein purification, insert directed mutagenisis, and DNA sequencing and analysis. From 1987 to 1989, Dr. Smith assisted in developing technologies for DNA-protein conjugations, protein-protein conjugations, for DNA-based diagnostics and applications utilizing oligonucleotides as therapeutic agents for MicroProbe Corporation. From 1985 to 1987 Dr. Smith assisted in developing immunoassay tests based on a thermally-induced phase separation, and peptide-based ELISAs for the detection of HIV antibodies. Dr. Smith holds a PhD in Biochemistry from the University of Washington.

    Ian A. Holder, PhD.  Dr. Holder is a biochemist and executive with more than 30 years of laboratory and management experience. Dr. Holder is the Director of the Department of Microbiology for the Shriners Hospital for Children in Cincinnati, Ohio and has held this positions since 1996. Dr. Holder has held numerous academic appointments, most notably he served as an adjunct professor of Microbiology in the department of Molecular Genetics, Biochemistry and Microbiology, and Professor of Research Surgery in the Department of Surgery at the University of Cincinnati College of Medicine in Cincinnati, Ohio. Dr. Holder has received numerous honors and awards for his research regarding burn injuries and microbiology. Dr. Holder holds a PhD in Microbiology from the University of Kansas.

    Peter M. Small, MD.  Dr. Small has been an Associate Professor of Medicine at Stanford University School of Medicine, Division of Infectious Diseases and Geographic Medicine since September 2000. Previously, Dr. Small was an Assistant Professor of Medicine at Stanford University School of Medicine, Division of Infectious Diseases and Geographic Medicine from September 1997 to August 2000. From 1994 to 1997, Dr. Small was Acting Assistant Professor of Medicine at Stanford University School of Medicine, Division of Infectious Diseases and Geographic Medicine. Dr. Small is certified by the American Board of Internal Medicine in Internal Medicine and Infectious Diseases, and is currently a member of the International Union against Tuberculosis and Lung Disease, the Infectious Disease Society of America, and the American Federation of Clinical Research. Dr. Small holds an MD from the University of Florida. Dr. Small currently resides in California.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

    The following table sets forth all annual and long-term compensation awarded to or paid by the Company during its last three fiscal years to the Company's (a) President and Chief Executive Officer, for services in all capacities to the Company, and (b) the other most highly compensated executive officer of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers").

		Annual compensation			Long-term compensation
Underlying securities
		Salary ($)		Bonus ($)			All other compensation(1)
Name and principal position	Year				Options (#)
Dr. Richard Honour, President, Chief Executive Officer, Secretary and director(2)	2000 1999 1998	$ $ $	70,275 144,000 144,000	— — —	500,000 — —		— — —
Darren Pylot, Chief Financial Officer and director(3)	2000 1999 1998	$ $ $	65,000 60,000 40,000	— — —	240,000 — —	(4)	25,229 23,774 —	(5) (5)

(1)
Perquisites and other personal benefits that do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officers for the specified year.

(2)
Since November 2000, Dr. Honour has received a salary of $10,000 per month from Phage Therapeutics. From January 1, 2000 to October 31, 2000, Dr. Honour was paid $5,000 month under a consulting arrangement with Phage Therapeutics. During 1999 and 1998, Dr. Honour was paid as a salaried employee of Phage Therapeutic.

(3)
Mr. Pylot was President and Chief Executive Officer of the Company from February 2000 to March 2001, and also held those positions from March 1999 to June 1999. During the indicated years, Mr. Pylot was compensated through the Company's management agreement with Stealth. See "Part I—Item 1. Description of Business—Employees, Consultants and Advisors—The Company—Stealth Management Agreement."

(4)
Received by Mr. Pylot as compensation for his service as a director of the Company.

(5)
Received by Stealth outside of its management agreement with the Company for office administrative charges. Mr. Pylot is the sole shareholder of Stealth.

Option Grants, Option Exercises and Option Values

    The following table sets forth information on stock options or other similar rights granted to the Named Executives during 2000:

Name	# of Securities Underlying Options Granted	% of Total Options Granted To Employees In Fiscal Year	Exercise or Base Price ($/share)	Expiration Date
Dr. Richard Honour	500,000	31.5%	$.55	1/3/05
Darren Pylot	240,000	15.1%	$.55	1/3/05

Aggregated Option Exercises and Fiscal Year-end Option Values

    The following table sets forth information concerning exercise of stock options during the last fiscal year by each Named Executive and the value of unexercised options at the end of 2000:

			Number of securities underlying unexercised options at fy-end (#)		Value of unexercised in-the-money options at fy-end ($)
Name	Shares acquired on exercise (#)	Value realized
			Exercisable	Unexercisable(1)	Exercisable	Unexercisable
Dr. Richard Honour	0	0	250,000(2)	250,000	250,000	250,000
Darren Pylot	0	0	120,000(3)	120,000	120,000	120,000

(1)
Vested in January 2001.

(2)
In May 2001, Dr. Honour exercised options to purchase 92,345 shares of common stock at $.55 per share.

(3)
In May 2001, Mr. Pylot exercised options to purchase 50,000 shares at $.55 per share.

Employment Agreements

    Phage Therapeutics has employment agreements with each of its employees, which are each attached to this Registration Statement as exhibits. The following is a description of Phage Therapeutics' employment agreements with its management team:

    Dr. Richard Honour.  In November 2000, Dr. Honour and Phage Therapeutics entered into an employment agreement under which Dr. Honour agreed to serve as Phage Therapeutics' President and Chief Executive Officer for an initial annual salary of $120,000, which is subject to adjustment at each anniversary date. Dr. Honour is also eligible for bonuses payable in cash, stock, or stock options, as determined by the Board of Directors, except that cash bonuses will be paid subject to the achievement of specific performance milestones agreed to by both Phage Therapeutics and Dr. Honour. The term of this agreement currently extends until November 2002, unless terminated by either the Company or Dr. Honour upon 30 days' written notice, or immediately by the Company for cause. Dr. Honour's employment agreement also includes invention, non-disclosure, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions provide that Dr. Honour will not compete with Phage Therapeutics, or solicit Phage Therapeutics employees for one year after termination of Dr. Honour's employment with Phage Therapeutics.

    Dr. Richard Herman.  In November 2000, Dr. Herman and Phage Therapeutics entered into an employment agreement under which Dr. Herman agreed to serve as Phage Therapeutics' Vice President, Pharmaceutical Development for an initial annual salary of $84,000, which is subject to adjustment at each anniversary date. Dr. Herman is also eligible for bonuses payable in cash, stock, or stock options, as determined by the Board of Directors, except that cash bonuses will be paid subject to the achievement of specific performance milestones agreed to by both Phage Therapeutics and Dr. Herman. The term of this agreement currently extends until November 2002, unless terminated by either the Company or Dr. Herman upon 30 days' written notice, or immediately by the Company for cause. Dr. Herman's employment agreement also includes invention, non-disclosure, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions provide that Dr. Herman will not compete with Phage Therapeutics, or solicit Phage Therapeutics employees for one year after termination of Dr. Herman's employment with Phage Therapeutics.

    Douglas I. Lee.  In November 2000, Mr. Lee and Phage Therapeutics entered into an employment agreement under which Mr. Lee agreed to serve as Phage Therapeutics' Senior Scientist for an initial annual salary of $60,000, which is subject to adjustment at each anniversary date. Mr. Lee is also eligible for bonuses payable in cash, stock, or stock options, as determined by the Board of Directors, except that cash bonuses will be paid subject to the achievement of specific performance milestones agreed to by both Phage Therapeutics and Mr. Lee. The term of this agreement currently extends until November 2002, unless terminated by either the Company or Dr. Lee upon 30 days' written notice, or immediately by the Company for cause. Mr. Lee's employment agreement also includes invention, non-disclosure, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions provide that Mr. Lee will not compete with Phage Therapeutics, or solicit Phage Therapeutics employees for on year after termination of Mr. Lee's employment with Phage Therapeutics.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    Acquisition of Phage Therapeutics Stock.  The Company has acquired approximately 95% of issued and outstanding share capital of Phage Therapeutics through a combination of purchasing newly-issued stock directly from Phage Therapeutics and through completion of a series of share exchange agreements with individual stockholders. See "Part II—Item 4. Recent Sales of Unregistered Securities—Phage Therapeutics Stock Acquisitions—Share Exchanges."

    Stealth Management Agreement.  The Company and Stealth have been parties to a Management Agreement since September 1, 1998, the most recent of which is dated as of November 9, 2000. Stealth is a privately held British Columbia registered company in which Mr. Darren Pylot is the sole officer, director and shareholder. See "Part I—Item 1. Description of Business—Employees, Consultants and Advisors—The Company—Stealth Management Agreement."

    Dr. Majnarich Consulting Rental Agreement. See "Part I—Item 3. Description of Property—Previous Facilities" and "—Item 5. Directors, Executive Officers, Promoters and Control Persons—Advisors."

    Prostar Loans.  During 1999, the Company received several loans from Prostar Limited, a significant shareholder of the Company, having an aggregate principal balance of $140,198. The loans bear an interest of 11% per annum and are payable on demand. The amount owed to Prostar was $160,941 at September 31, 2001 as compared to $161,407 at December 31, 2000, respectively, including interest.

    Hornblower & Weeks Settlement Transactions.  Hornblower & Weeks, Inc. acted as the placement agent in an offering by Phage Therapeutics prior to its acquisition by the Company. In May 2001, GIG Limited, a significant shareholder of the Company, purchased the 71,429 shares of Company restricted common stock that the Company had issued to Hornblower & Weeks in settlement of its placement agent fee. Also in May 2001, Stratton S.A., a significant shareholder of the Company, purchased 553,423 shares of Company and Phage Therapeutics common stock, and one other shareholder purchased 50,000 Company shares, held by 21 clients of Hornblower & Weeks, Inc., under agreements between each purchaser, selling shareholder and the Company. Under these agreements, the purchase price was $1.00 per share, for an aggregate purchase price of $674,852. These transactions occurred as part of the final resolution of a dispute between Hornblower & Weeks, Inc., the Company, and Phage Therapeutics. See "Part II—Item 4. Recent Sales of Unregistered Securities—Phage Therapeutics Stock Acquisitions—Share Exchanges—August 1999."

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock

    The Company's Articles of Incorporation authorize it to issue up to 50,000,000 shares of common stock, $.001 par value per share. As of November 9, 2001, the Company had (a) 13,975,398 shares of common stock issued and outstanding, held by 51 shareholders of record, (b) 3,000,000 shares of common stock reserved for issuance under its 2000 Stock Plan, and (c) 2,060,773 shares of common stock reserved for issuance under outstanding warrants.

Dividends

    To date we have not declared or paid any dividends on any of our Capital Stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent

    Interwest Transfer Company, Incorporated acts as transfer agent for the Company's common stock. Interwest is located at 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117.

Stock Options

    Outstanding Options.  As of November 9, 2001, the Company has issued incentive stock options to purchase 2,095,000 shares of the Company's common stock pursuant to its 2000 Stock Plan (the "Plan) to directors, officers, employees and consultants. The options have exercise prices ranging from $0.55 to $1.00 per share and termination dates ranging from January 2005 to August 2006. Options to purchase 254,446 shares have been exercised by management members in order to provide needed working capital.

    Authorized Shares; Purposes.  The Company's 2000 Stock Plan authorizes the issuance of up to 3,000,000 shares of its common stock to officers, directors, employees, consultants and advisors of the Company and Phage Therapeutics in order to attract, retain, and reward such personnel. The Company believes that increased share ownership by such persons more closely aligns stockholder and employee interests by encouraging a greater focus on the profitability of the Company. Options granted under the Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-statutory stock options. In addition, awards of the Company's common stock ("Stock Rights") may be granted under the Plan.

    Administration.  The Plan is administered by the Board of Directors or by a committee appointed by the Board of Directors (the "Administrator"). All decisions, interpretations and other actions of the Administrator are final and binding on all holders of options and Stock Rights. The Administrator, subject to the terms and conditions of the Plan, has authority to:

  •
  select the persons to whom options and Stock Rights are to be granted;
  •
  determine the number of shares of common stock to be covered by each option and Stock Right granted;
  •
  approve forms of option agreements for use under the Plan;
  •
  determine the terms and conditions of any option or Stock Right;
  •
  reduce the exercise price of any option or Stock Right if the fair market value of the common stock covered by such option or Stock Right has declined since the date the option or Stock Right was granted;
  •
  institute an option exchange program;

  •
  interpret the Plan and awards granted under the Plan;
  •
  prescribe, amend and rescind rules and regulations relating to the Plan or sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;
  •
  modify or amend each option or Stock Right issued;
  •
  allow optionees to satisfy withholding tax obligations by electing to have the Company withhold from the shares to be issued on exercise of an option or Stock Right that number of shares having a fair market value equal to the amount required to be withheld;
  •
  authorize any person to execute on behalf of the Company any instrument required to effect the grant of an option or Stock Right previously granted by the Administrator; and
  •
  make all other determinations and take all other actions necessary or advisable for the administration of the Plan.

    Eligibility; Limitations of Options.  Non-statutory stock options and Stock Rights may be granted under the Plan to employees, directors and consultants of the Company or any parent or subsidiary of the Company. Incentive stock options may be granted only to employees. No recipient may receive options to purchase more than 10% of the Company's outstanding common stock in any one fiscal year.

    Terms and Conditions of Options.  Options granted under the Plan are subject to additional terms and conditions under the individual option agreement. These terms and conditions include:

      Exercise Price.  The Administrator will determine the exercise price of options granted at the time of grant. The exercise of an incentive stock option may not be less than 100% of the fair market value of the common stock on the date such option is granted. However, the exercise of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of the common stock on the date such option is granted. The fair market value of the common stock is generally determined with reference to the closing sale price for the common stock (or the closing bid if no sales were reported) on the last market trading day prior to the date the option is granted, or in the absence of a trading market, by the Administrator. The exercise price of a non-statutory stock option may be determined by the Administrator, provided however, the exercise price of a non-statutory stock option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code may not be less than 100% of the fair market value of the Common Stock on the date of grant.

      Exercise of Option.  The Administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option.

      Form of Consideration.  The means of payment for shares issued on exercise of an option is specified in each option agreement. The Plan permits payment to be made by cash, check, promissory note, other shares of common stock of the Company (with some restrictions), cashless exercise or any combination of those methods.

      Term of Option.  The term of an option may be no more than ten years from the date of grant. However, in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five years from the date of grant. No option may be exercised after the expiration of its term.

      Termination of Employment.  If an optionee's employment, directorship or consulting relationship terminates for any reason (other than death or disability), then all options held by the optionee under the Plan expire on (1) the expiration date set forth in the optionee's stock option agreement or (2) three months after such termination if no expiration date is specified. To the extent the option is exercisable at the time of such termination, the optionee may exercise all or part of such option at any time before termination.

      Permanent Disability; Death.  If an optionee's employment, directorship or consulting relationship terminates as a result of permanent and total disability (as defined in the Code) or death, then all options held by such optionee under the Plan will generally expire (1) 12 months from the date of termination of optionee's employment if no termination date is specified or (2) on the date set forth in the option agreement. The optionee or, if applicable, the executor or other legal representative of the optionee's estate may exercise all or part of the optionee's option at any time before such expiration to the extent that the option was exercisable at the time of termination of employment.

      Value Limitation.  If the aggregate fair market value of all shares of common stock subject to an optionee's incentive stock option which are exercisable for the first time during any calendar year exceeds $100,000, the excess portion of such option will be treated as a non-statutory stock option.

      Other Provisions.  The stock option agreement may contain other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator.

    Stock Rights.  The Company may award the recipient the right to purchase common stock. Shares purchased pursuant to a Stock Right will be subject to a restricted stock agreement between the Company and the recipient. Unless the Administrator determines otherwise, the restricted stock agreement will give the Company a reacquisition option exercisable on the voluntary or involuntary termination of the recipient's employment or consulting relationship with the Company for any reason (including death and disability). The acquisition price for any shares reacquired by the Company will be the original price paid by the recipient. The reacquisition option lapses at a rate determined by the Administrator.

    Nontransferability.  Options and Stock Rights granted under the Plan are not transferable other than by will or the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the recipient.

    Adjustments on Changes in Capitalization.  In the event that the stock of the Company changes by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar changes in the capital structure of the Company affected without the receipt of consideration, appropriate adjustments will be made in the number and class of shares of stock subject to the Plan, the number and class of shares of stock subject to any unexercised option or Stock Right, and the exercise price of any such award. In the event of a liquidation or dissolution, any unexercised options or Stock Rights will terminate. The Administrator may, in its discretion, provide that each recipient will fully vest in and have the right to exercise the recipient's option or Stock Right, and shall release all restrictions on any restricted stock prior to the consummation of the liquidation or dissolution. In the event of a merger, sale or share exchange of the Company into another corporation that results in a change of control of the Company, options or Stock Rights that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested on the closing of the transaction. In the event of a change of control transaction, any other outstanding options or Stock Rights that are not accelerated would be assumed by the successor company or an equivalent option or Stock Rights would be substituted by the successor company. If any of these options or Stock Rights are not assumed or substituted, they would terminate.

    Amendment and Termination of the Plan.  The Administrator may amend, alter, suspend or terminate the Plan, or any part of the Plan, at any time and for any reason. However, no such action by the Administrator, the Board or stockholders may alter or impair any option or Stock Right previously granted under the Plan without the written consent of the recipient. Unless terminated earlier, the Plan will terminate ten years from the date of its approval by the stockholders or the Board, whichever is earlier.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND STOCKHOLDER MATTERS.

Listing Information

    The Company's common stock was originally listed on the National Association of Security Dealer's Over-the-Counter Bulletin Board (the "OTC-BB") as "APDP" in February 1998 and began trading during that month. In August 1998, the Company changed its symbol to "PTXX". However, the Company was delisted from the OTC-BB on March 22, 2000 since it was not a registered with the SEC as a reporting company. Pursuant to NASD Eligibility Rule 6530, issuers who do not file timely periodic reports with the SEC pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the OTC-BB. Since March 22, 2000, the Company's common stock has been trading through the "Pink Sheets". The Company anticipates applying to the NASD for reinstatement on the OTC-BB once the SEC has no further comments with regard to this Registration Statement.

Market Information

    As of November 9, 2001, the Company had 13,975,398 shares of common stock issued and outstanding, of which 4,435,891 are free trading and the remaining 9,539,507 are restricted. The following table shows the high and low bid quotations for the Company's common stock for each full quarterly period and month while the Company's shares were listed for trading on the OTC-BB and since that time on the Pink Sheets. Quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

Bid Prices	High	Low
2001 Pink Sheets
First Quarter	1.25	1.01
Second Quarter	2.30	1.97
Third Quarter	2.35	.90
Fourth Quarter through November 9, 2001	1.09	.91
2000
First Quarter (OTC-BB until March 22, 2000)	4.21	.84
Second Quarter (Pink Sheets)	4.0	1.50
Third Quarter (Pink Sheets)	2.30	1.97
Fourth Quarter (Pink Sheets)	1.45	.59
1999 (OTC-BB)
First Quarter	0.353	0.188
Second Quarter	1.758	1.323
Third Quarter	1.666	0.969
Fourth Quarter	1.115	0.740

Dividends

    The payment of dividends by the Company, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition. The Company has not paid a cash or stock dividend and does not anticipate paying any cash or stack dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

    The Company is not a party to any material legal proceedings, however, the Company has received notice of the following claims:

    Finder's Dispute.  An individual that Phage Therapeutics engaged on a limited basis to assist with introductions related to raising private equity capital in April 1999 has asserted that certain private placement funds were received by Phage Therapeutics as a result of introductions made by that individual. The claimant has asserted that Phage Therapeutics owes a finder's fee of approximately $10,000 plus 35,000 shares of Phage Therapeutics common stock and warrants to purchase an additional 25,000 shares of common stock at $1.00 per share for a term of seven years. The Company strongly disputes this claim and therefore no accrual has been made in the financial statements, nor have any shares been reserved.

    Consultant Dispute.  Prior to the formation of Phage Therapeutics, a founder entered into a consulting agreement with an individual to assist with the setup of licensing arrangements between Phage Therapeutics and certain research institutions. A dispute has arisen regarding the amount of payment required under the consulting arrangement, which terminated in June 1997. The Company's exposure in relation to this consulting agreement is approximately $17,000, plus 25,000 shares of Phage Therapeutics common stock, and an option for 41,668 additional shares of Phage Therapeutics common stock. The $17,000 has been accrued in the financial statements. No accrual has been made in the financial statements for the shares or options and no shares have been reserved. Neither the Company nor Phage Therapeutics has received any communications from the claimant in over two years.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    Effective November 29, 2001, the Company engaged Grant Thornton LLP as its new independent accountants, and dismissed Davidson & Company, Chartered Accountants. The decision to change independent accountants was approved by our Board of Directors on November 29, 2001. No consultation regarding accounting policy or procedures with the new auditors occurred prior to their engagement.

Disclosure of this event was filed with the SEC on Form 8-K on December 4, 2001.

In connection with Davidson & Company's audits for 1999 and 2000, and with the subsequent interim periods through September 30, 2001:

    (a) the reports of Davidson & Company did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except for the inclusion of a going-concern opinion each of those reports; and

    (b) there were no disagreements with Davidson & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Davidson & Company, would have caused them to make reference to the subject matter of the disagreement in with their reports.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Phage Therapeutics Stock Acquisitions

    Newly Issued Shares.  From March 1998 through February 1999, the Company purchased 532,000 shares of newly-issued common stock directly from Phage Therapeutics for $1.00 per share, pursuant to Section 4(2) of the Securities Act. No commissions were paid in connection with these transactions.

    In February 1999, the Company also settled $90,000 in debt with two Phage Therapeutics creditors by assuming the debt in exchange for 50,000 shares of Company stock. The Company then exchanged the assumed debt for newly-issued Phage Therapeutics stock. No commissions were paid in connection with these transactions.

    Share Exchanges.  During 1999, the Company entered share exchange agreements with certain Phage Therapeutics shareholders under which the Company agreed to issue shares of the Company's common stock in exchange for their common stock in Phage Therapeutics, under the exemption from registration provided by Rule 504 of Regulation D. The conversion ratio in the individual share exchange agreements varied depending on the amount of initial investment per share made by each individual. Shareholders who had initially invested $1.00 per share received one share of Company common stock for each share of Phage Therapeutics common stock. Shareholders who had initially invested $0.20 per share received one share of Company common stock for each two shares of Phage Therapeutics common stock. Stockholders who had initially invested $0.02 per share received one share of Company common stock for each 3.5 shares of Phage Therapeutics common stock. No commissions were paid in connection with these exchanges.

    February 1999.  In February 1999, the Company acquired 500,000 shares of Phage Therapeutics common stock from four Phage Therapeutics shareholders in exchange for their participation in the Company's February 1999 common stock offering at $0.05 per share. See "—Company Securities Offerings—Fall 1999 Common Stock Offering," below.

    April and June 1999.  In April and June, 1999, the Company entered share exchange agreements with 21 Phage Therapeutics shareholders under which the Company agreed to issue 4,022,425 shares of the Company's common stock in exchange for 9,691,000 shares of Phage Therapeutics common stock. The following is a list of the Phage Therapeutics shareholders who received Company shares in the exchange:

Auron 2000, Inc.	Emerald International	Sarniak, Theodore
Barrington Holdings Ltd.	Honour, Richard C.	Source Consulting Int'l, Inc.
Bartelski, Konrad	Hughes, Graham	Storytellers Group
Bolivar Longines S.A.	Kosaristanova, Monika	Terra Resource Management Ltd.
Caorral Enterprises Ltd.	Lindros, Bonnie	Thompson, John
Cochrane, Douglas	Lindros, Carl	Tradewinds Investments Ltd.
Colony Investments Ltd.	Requena, Ricardo	Vimmy, Inc.
Dunlap, Lance	Roesalare Corporation	Zuk, Robert

    August 1999.  In August 1999, the Company entered share exchange agreements with 21 Phage Therapeutics shareholders under which the Company agreed to issue 601,423 shares of the Company's common stock in exchange for 601,423 shares of Phage Therapeutics common stock. However, exchange of the certificates did not actually occur until the purchase of the exchange shares by other existing shareholders of the Company in May 2001. See "Part 1—Item 7. Certain Relationships and

Related Transactions—Hornblower & Weeks Settlement Transactions." The following is a list of the Phage Therapeutics shareholders who received Company shares in the exchange:

Alfonso's Pastry Shoppe	Nussinow, Mary Lou	Russell Development
Baptist Community Services	Nussinow, Mary Lou: Roth IRA	Sherwood, Edward
Donnerstag, Dr. Hans-Christian	Ostro, Eliot	Singer, Sydney
Ellenhorn, Eric	Rooney, John	The Builders Group
Garambone, David	Rooney, Patrick G.	Stratton S.A.(1)
Holloway, T.H.	Rotenberg, Hart	TRI Associates
Jones, Neil H.	Rotenberg, Joseph

(1)
Exchanged for (a) 50,000 shares of Phage Therapeutics common stock purchased from Town & Country, Ltd. and (b) 2,571 shares of Phage Therapeutics common stock purchased from Martin Hodas.

Company Securities Offerings

    February 1999 Common Stock Offering.  On February 23, 1999, the Company issued 7,000,000 shares of common stock of the Company to nine accredited investors (including the four exchanging Phage Therapeutics stockholders discussed above) at $0.05 per share for an aggregate of $350,000. These shares were issued pursuant to the exemption from registration provided by Rule 504 of Regulation D. No commissions were paid in connection with this offering. The following is the list of investors for this offering:

Barrington Holdings	High Seas Investment
Caorral Enterprises	Prostar Limited
Emerald International	Rainbow End International
Eurobank Corporation	Vimmy, Inc.
Grayson Consulting

    April 1999 Common Stock Offering.  On April 12, 1999, three existing accredited investors, Epicenter Venture, High Seas Investment, and Prostar Limited, purchased 187,500 shares of common stock of the Company at $0.20 per share for an aggregate of $37,500. These shares were issued pursuant to the exemption from registration provided by Rule 504 of Regulation D. No commissions were paid in connection with this offering.

    September 1999 Debt Settlement.  On September 17, 1999, the Company settled a debt owed to Hornblower & Weeks, Inc., for placement services to the Company. As settlement for the debt, the Company issued to Hornblower & Weeks, Inc. 71,429 shares of its common stock and a warrant to purchase 85,714 shares of common stock for $1.25 per share, pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. That warrant expired March 25, 2001 without exercise.

    Spring 2000 Unit Offering.  In March 2000, the Company completed an offering of 1,942,858 units at $0.70 per unit for an aggregate offering price of $1,360,000, pursuant to the exemption from registration provided by Rule 506 of Regulation D (the "Spring 2000 Unit Offering"). Each unit consists of one share of common stock and a warrant to purchase one share of common stock for $1.25 per share at any time on or before June 1, 2001 and thereafter for $2.00 per share at any time on or before the expiration date of June 3, 2002. No commissions were paid in connection with this offering. The following is the list of investors for this offering:

Gaba Ventures	Morello, Gaetano
GIG Limited	Prostar Limited
High Seas Investment Ltd.	RFH Investments Inc.
Mills, David G.	Tradewinds Investments, Ltd.

    Fall 2000 Unit Offering.  The Company received a total of $3,000,000 in a private placement pursuant to Regulation D, Rule 506 which took place in two stages under agreements entered into in October 2000 and November 2000 (the "Fall 2000 Unit Offering"). The Company issued a total of 4,285,714 units to the investors in this offering. In December 2000, the Company received $1,500,000 as payment for the first part of this agreement and 2,142,857 units were issued to the seven purchasers. In May 2001, the second payment of $1,500,000 was received by the Company and the additional 2,142,857 units were issued to six purchasers. Each unit consisted of one share of the Company's common stock and one warrant. However, all of the warrants included in those units expired without exercise on August 15, 2001. The Company issued to the placement agents for the offering warrants to purchase an aggregate of 300,000 shares of common stock for $0.70 per share, until January 15, 2002. The following is the list of investors for this offering:

Bolivar Longines SA	Miller, Robert
Cadaques S.A.	Requena, Ricardo
de Longo, Blanca	Stratton S.A.
GIG Limited

    Warrant Exercises.  In May and June 2001, the Company issued a total of 182,085 shares of common stock to three investors from the Company's Spring 2000 Unit Offering upon their exercise of warrants at $1.25 per share for an aggregate exercise price of $227,606.

    2000 Stock Option Plan.  As of November 9, 2001, the Company had granted incentive stock options to purchase 2,045,000 shares of the Company's common stock pursuant to its Stock Plan to directors, officers, employees and consultants. In May and June 2001, the Company issued a total of 254,446 common shares, under Rule 701 of the Securities Act, upon the exercise of options at an exercise price of $0.55, for an aggregate exercise price of $139,945. The exercised options were issued under the Stock Plan prior to the initial filing of this Registration Statement.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 607.0850 of the General Corporation Law of the State of Florida provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) relating to liability for unauthorized acquisitions or redemption of, or dividends on the capital stock of the corporation, or (4) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

    The Company has no special insurance against liability. However, the Company's Bylaws provide that the Company may, unless prohibited by Florida law, maintain such insurance. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, it is the opinion of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The financial statements of the Company for the fiscal year ending December 31, 2000 and the nine months ending September 30, 2001, appear at the end of this registration statement, beginning with the Index to Financial Statements.

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Articles of Incorporation and all amendments(1)
3.2	Bylaws(1)
4.1	Specimen Common Stock Certificate(4)
10.1	Form of Subscription Agreement for the February 1999 and April 1999 Common Stock Offerings(4)
10.2	Form of Purchase Agreement used in the Company's 1999 share exchanges with Phage Therapeutics' shareholders(4)
10.3	Form of Subscription Agreement for the Spring 2000 Unit Offering(4)
10.4	Warrant Agreement, dated February 25, 2000, for the Spring 2000 Unit Offering, between the Company and Interwest Transfer Company, Inc., as warrant agent(4)

10.5	Form of Share Purchase Warrant to Acquire Common Shares of the Company, for the Spring 2000 Unit Offering(4)
10.6	Warrant Amending Agreement, dated February 12, 2001, for the Spring 2000 Unit Offering, between the Company and Interwest Transfer Agency, Inc. as warrant agent(4)
10.7	Form of Securities Purchase Agreement for the Fall 2000 Unit Offering(1)
10.8	Stock Purchase Amending Agreement, dated November 22, 2000, between the Company and the purchasers in the Fall 2000 Unit Offering [Amendment No. 1](4)
10.9	Securities Purchase Amending Agreement, dated March 1, 2001, between the Company and the purchasers in the Fall 2000 Unit Offering [Amendment No. 2](4)
10.10	Warrant Agreement, dated October 23, 2000, for the Fall 2000 Unit Offering between the Company and Interwest Transfer Company, Inc., as warrant agent(4)
10.11	Warrant Agreement, dated August, 2001, for the commission warrants issued in the Fall 2000 Unit Offering, between the Company and Interwest Transfer Company, Inc., as warrant agent(4)
10.12	Form of Common Stock Purchase Warrant for the Fall 2000 Unit Offering(4)
10.13	Form of Registration Rights Agreement for the Fall 2000 Unit Offering(4)
10.14	Releases, dated August 16, 1999, between Hornblower & Weeks Financial Corporation, Hornblower & Weeks Incorporated, the Company and Phage Therapeutics(4)
10.15	Form of Stock Purchase Agreement, dated May 1, 2001, between selling shareholders who were clients of Hornblower & Weeks, Inc., the Company and the purchasers of the shares(4)
10.16	Advisory Agreements between Phage Therapeutics, Inc. and John J. Majnarich and Michael C. Maloney(3)(*)
10.17	Form of Confidential Disclosure Agreement between Phage Therapeutics, Inc. and its employees, consultants and advisors(3)
10.18	Employment Agreement, dated January 1, 2001, between Phage Therapeutics, Inc. and Richard C. Honour(2)
10.19	Employment Agreement, dated November 1, 2000, between Phage Therapeutics, Inc. and Richard E. Herman(3)
10.20	Employment agreement, dated November 1, 2000, between Phage Therapeutics, Inc. and Douglas Lee(3)
10.21	Employment Agreement, dated November 2, 2000, between Phage Therapeutics, Inc. and Kenneth E. Lehman(3)
10.22	Employment Agreement, dated April 1, 2001, between Phage Therapeutics, Inc. and John S. Sundsmo(4)
10.23	Employment Agreement, dated May 15, 2001, between Phage Therapeutics, Inc. and Somsak Vinitnantharat(4)
10.24	Employment Agreement, dated May 1, 2001, between Phage Therapeutics, Inc. and Lisa M. Goodrich(4)
10.25	Employment Agreement, dated December 16, 2000, between Phage Therapeutics, Inc. and Larry Stylebo(3)

10.26	Employment Agreement, dated November 1, 2000, between Phage Therapeutics, Inc. and Kenneth M. Lehman(3)
10.27	Property Lease Agreement, dated October 27, 2000, between Razor Land Company and the Company(2)
10.28	First Amendment to Lease, dated May 1, 2001, to Lease dated November 1, 2000, between Razor Land Company and the Company(4)
10.29	Second Amendment to Lease, dated July 1, 2001, to Lease dated November 1, 2000, between Razor Land Company and the Company(4)
10.30	Management Agreement, dated September 1, 1998, between the Company and Stealth Investment Corp. [superceded by Exhibit 10.31](4)
10.31	Management Agreement, dated November 1, 2000, between the Company and Stealth Investment Corp.(3)
10.32	2000 Stock Plan(1)
10.33	Master Agreement, effective as of September 11, 2000, between INTELLIgene Expressions Inc. and the Company(4)
21	List of Subsidiaries(4)
23.1	Consent of Davidson & Company Chartered Accountants, a Partnership of Incorporated Accountants, Independent Accountants(1)

(*)
The Advisory Agreements entered into with all of the other advisors of Phage Therapeutics, Inc. are substantially identical in all material respects.

(1)
Previously filed with Registration Statement 0-31961 on November 16, 2000.

(2)
Previously filed with Registration Statement 0-31961 Amendment No. 4 on February 8, 2001.

(3)
Previously filed with Registration Statement 0-31961 Amendment No. 5 on March 15, 2001.

(4)
Filed with this Amendment.

ITEM 2. DESCRIPTION OF EXHIBITS

    The Exhibits required by this item are included as set forth in the above Exhibit Index.

SIGNATURES

    In accordance with Section 12 of the Securities Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 5, 2001.

PHAGE THERAPEUTICS INTERNATIONAL, INC.
By:	/s/ DR. RICHARD HONOUR Dr. Richard Honour President and Chief Executive Officer (Principal Executive Officer)
By:	/s/ DARREN PYLOT Darren Pylot Chief Financial Officer (Principal Financial and Accounting Officer)

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Phage Therapeutics International Inc.
(A Development Stage Company)

    We have audited the consolidated balance sheets of Phage Therapeutics International Inc. as at December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and for the period from inception on December 24, 1996 to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from inception on December 24, 1996 to December 31, 2000 in accordance with generally accepted accounting principles in the United States.

    The accompanying consolidated financial statements have been prepared assuming that Phage Therapeutics International Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's loss from operations raises substantial doubt as to the Company's ability to continue as a going concern unless the company attains future profitable operations and/or obtains additional financing. Management's plans in regard to these matters are discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"DAVIDSON & COMPANY"
Vancouver, Canada	Chartered Accountants
March 14, 2001

A MEMBER OF SC INTERNATIONAL

Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
 Telephone (604) 687-0947 Fax (604) 687-6172

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2000	1999
ASSETS
Current
Cash and cash equivalents	$1,029,134	$1,223
Prepaid expenses and other current assets	23,720	8,282

Total current assets	1,052,854	9,505
Capital assets (Note 4)	60,523	42,520
Deposit, non-current (Note 11)	75,000	—

Total assets	$1,188,377	$52,025

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable	$222,545	$421,953
Accrued liabilities	164,672	177,347
Due to related parties (Note 9)	144,211	362,189
Notes payable to related party (Note 5)	161,407	145,943

Total current liabilities	692,835	1,107,432
Minority interest	(8,369)	(8,369)

	684,466	1,099,063

Stockholders' equity
Capital stock (Note 6)
Authorized
50,000,000 common shares with a par value of $0.001
Issued and outstanding
December 31, 1999—6,809,729
December 31, 2000—10,895,444	10,895	6,809
Additional paid-in capital	5,877,670	3,021,756
Subscriptions received in advance (Note 6)	10,000	—
Non-qualified stock options outstanding (Note 7)	138,943	110,150
Deficit accumulated during the development stage	(5,533,597)	(4,185,753)

Total stockholders' equity	503,911	(1,047,038)

Total liabilities and stockholders' equity	$1,188,377	$52,025

  Nature and continuance of operations (Note 1)

  Commitments and contingencies (Note 11)

  Subsequent events (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

F–2

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Cumulative Amounts From Date of Inception on December 24, 1996 to December 31, 2000	Year Ended December 31, 2000	Year Ended December 31, 1999
EXPENSES
General and administrative	$3,640,635	$815,338	$852,238
Research and development	1,587,354	596,692	265,466

Loss from operations	(5,227,989)	(1,412,030)	(1,117,704)

OTHER INCOME (EXPENSE)
Interest income	37,293	37,293	—
Loss on disposal of capital assets (Note 4)	(376,392)	(6,598)	(369,794)

	(339,099)	30,695	(369,794)

Loss before extraordinary item	(5,567,088)	(1,381,335)	(1,487,498)
EXTRAORDINARY ITEM
Gain on extinguishment of debt	33,491	33,491	—

Loss for the period	$(5,533,597)	$(1,347,844)	$(1,487,498)

Basic and diluted loss per share before extraordinary item		$(0.16)	$(0.23)

Basic and diluted loss per share		$(0.16)	$(0.23)

Weighted average number of shares outstanding		8,445,444	6,428,890

The accompanying notes are an integral part of these consolidated financial statements.

F–3

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Cumulative Amounts From Date of Inception on December 24, 1996 to December 31, 2000	Year Ended December 31, 2000	Year Ended December 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(5,533,597)	$(1,347,844)	$(1,487,498)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	159,429	29,922	55,016
Compensation expense from vesting of non-qualified stock options	138,943	28,793	72,218
Loss on disposal of capital assets	376,392	6,598	369,794
Interest on loan from related party	21,209	15,464	5,745
Consulting	160,000	—	80,000
Change in non-cash working capital items
(Increase) decrease in prepaid expenses and other current assets	(21,720)	(15,438)	6,890
Decrease in deposits	—	—	13,613
Increase (decrease) in accounts payable	183,527	(199,408)	47,689
Increase (decrease) in accrued liabilities	164,672	(12,675)	125,371
Decrease in deferred rent	—	—	(45,131)
Increase (decrease) in due to related parties	144,211	(217,978)	275,189

Net cash used in operating activities	(4,206,934)	(1,712,566)	(481,104)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of cash on purchase of subsidiary	173	—	173
Purchases of capital assets	(603,625)	(54,523)	(19,069)
Deposit	(75,000)	(75,000)	—

Net cash used in investing activities	(678,452)	(129,523)	(18,896)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of capital assets	7,281	—	7,281
Notes payable to related party	140,198	—	140,198
Net proceeds received from stock issuances	5,757,041	2,860,000	352,000
Subscriptions received in advance	10,000	10,000	—

Net cash provided by financing activities	5,914,520	2,870,000	499,479

Change in cash position during the period	1,029,134	1,027,911	(521)
Cash and cash equivalents, beginning of period	—	1,223	1,744

Cash and cash equivalents, end of period	$1,029,134	$1,029,134	$1,223

    Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

F–4

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock					Deficit Accumulated During the Development Stage
					Non-qualified Stock Options Outstanding
	Number of Shares	Amount	Additional Paid-in Capital	Subscriptions Received In Advance			Total
Stock issued for expenses incurred by founder	571,429	$571	$39,429	$—	$—	$—	$40,000
Stock issued for cash — December 1996	1,785,707	1,786	98,214	—	—	—	100,000
Stock issued for cash — March through July 1997	1,600,000	1,600	638,400	—	—	—	640,000
Stock issued for cash — August through December 1997	735,000	735	734,265	—	—	—	735,000
Issuance of non-qualified stock options
Loss for the period	—	—	—	—	—	(1,324,750)	(1,324,750)

Balance at December 31, 1997	4,692,136	4,692	1,510,308	—	6,494	(1,324,750)	196,744
Stock issued for cash — February through March 1998	165,000	165	264,835	—	—	—	265,000
Stock issued as compensation for bridge loan financing	22,857	23	79,977	—	—	—	80,000
Stock issued for cash — April through May 1998, net of offering expenses of $66,959	500,000	500	432,541	—	—	—	433,041
Contribution of capital by shareholders	—	—	300,000	—	—	—	300,000
Investment banking fee paid by shareholders	—	—	(300,000)	—	—	—	(300,000)
Advances on merger letter of intent converted to common stock
November 1998	—	—	332,000	—	—	—	332,000
Deferred compensation from non-qualified stock options outstanding	—	—	—	—	31,438	—	31,438
Loss for the year	—	—	—	—	—	(1,373,505)	(1,373,505)

Balance at December 31, 1998	5,379,993	5,380	2,619,661	—	37,932	(2,698,255)	(35,282)
Advances on merger converted to common stock — February 1999	—	—	50,000	—	—	—	50,000
Assumption of debt by parent converted to common stock, February 1999	—	—	150,000	—	—	—	150,000
Acquisition of parent	2,028,375	2,028	(36,873)	—	—	—	(34,845)
Minority interest recorded at March 25, 1999	(1,486,852)	(1,486)	16,022	—	—	—	14,536
Shares issued for cash and receivables — April 1999	187,500	188	149,812	—	—	—	150,000
Shares issued for acquisition of additional shares of subsidiary — April 1999	629,284	628	(6,795)	—	—	—	(6,167)
Shares issued for consulting	71,429	71	79,929	—	—	—	80,000
Deferred compensation from non-qualified stock options outstanding	—	—	—	—	72,218	—	72,218
Loss for the year	—	—	—	—	—	(1,487,498)	(1,487,498)

Balance at December 31, 1999	6,809,729	6,809	3,021,756	—	110,150	(4,185,753)	(1,047,038)
Shares issued for cash in March 2000	1,942,858	1,943	1,358,057	—	—	—	1,360,000
Shares issued for cash in December 2000	2,142,857	2,143	1,497,857	—	—	—	1,500,000
Deferred compensation from non-qualified stock options outstanding	—	—	—	—	28,793	—	28,793
Subscriptions received in advance	—	—	—	10,000	—	—	10,000
Loss for the year	—	—	—	—	—	(1,347,844)	(1,347,844)

Balance at December 31, 2000	10,895,444	$10,895	$5,877,670	$10,000	$138,943	$(5,533,597)	$503,911

The accompanying notes are an integral part of these consolidated financial statements.

F–5

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000

1. NATURE AND CONTINUANCE OF OPERATIONS

    Phage Therapeutics International Inc. ("Phage", or the "Company") is a development stage company focused on the development, manufacturing and marketing of bacteriophage therapeutic agents as pharmaceutical products. The products will be developed specifically for the treatment of antibiotic-resistant and other bacterial infectious agents. The Company was originally incorporated in the State of Florida on July 8, 1997 under the name All Products Distribution Corporation, and changed its name to Phage Therapeutics International Inc. on August 19, 1998. The consolidated Company's date of inception is considered to be December 24, 1996, the date of inception of Phage Therapeutics, Inc. ("PhageTx" or the "Subsidiary"), the Company's legally owned subsidiary.

    The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2000 the Company had a working capital of $360,019 and has incurred losses of $5,533,597 from the date of inception, December 24, 1996 to December 31, 2000. The Company anticipates expending approximately $5,000,000 over the next twelve month period in pursuing its anticipated plan of operations. The Company anticipates covering these costs by additional equity financing. During the year, the Company completed two offerings of 4,085,715 units at $0.70 per unit pursuant to Regulation D, Rule 506 of the United States Securities Act of 1933, as amended. The total proceeds of $2,860,000 will help the Company complete its anticipated plan of operations. If the company is unable to complete its further financing requirements, it will then modify its expenditures and plan of operations to coincide with the actual financing completed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2. SIGNIFICANT ACCOUNTING POLICIES

    In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the year. Actual results in the future periods could be different from these estimates made in the current year. The following is a summary of the significant accounting policies of the Company.

Basis of consolidation and presentation

    The consolidated financial statements include the accounts of Phage Therapeutics International Inc. and its majority-owned subsidiary Phage Therapeutics, Inc., a Washington corporation. As of December 31, 2000, the Company owned approximately 88% of the outstanding common stock of Phage Therapeutics, Inc. All significant inter-company transactions have been eliminated in consolidation.

    Effective March 25, 1999, the Company acquired 71% of the outstanding common stock of Phage Therapeutics, Inc. through a series of share exchange agreements with certain PhageTx shareholders (see Note 3). Added to the Company's previous share holdings of PhageTx, this transaction increased the Company's interest in PhageTx, to approximately 80%. As a result of this transaction, the former shareholders of PhageTx obtained control of the Company. For accounting purposes, this acquisition has been treated as a recapitalization of the Company. The accounting for this recapitalization is

F–6

similar to a reverse take-over in which the financial statements presented include the accounts of PhageTx since inception (December 24, 1996) and the accounts of the company since the date of acquisition, March 25, 1999 to December 31, 2000.

Cash and cash equivalents

    All short-term investments, which consist entirely of bank repurchase agreements and certificates of deposit, with maturities of three months or less at date of purchase are considered to be cash equivalents. The amounts are recorded at cost, which approximates fair market value.

Capital assets

    Capital assets are recorded at cost and are amortized over their useful lives using the straight-line method, which range from three to five years.

Research and development expenses

    Research and development costs are expensed as incurred.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

    The Company has adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). In accordance with SFAS No. 121, Long-Lived Assets to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. As at December 31, 2000 and 1999, the Company's analysis indicated that there was an impairment of its long-lived assets as outlined in Note 4. Management has estimated that the research and experimentation costs to date are greater than the estimated future undiscounted cash flows. Therefore, research and experimentation costs to date have been expensed during the development stage period.

Financial instruments

    The Company's financial instruments consist of cash and cash equivalents, deposit, non-current, accounts payable, accrued liabilities, due to related parties and notes payable to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Loss per share

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares outstanding in the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. The Company is a development stage company and has recorded a loss per share. The weighted average number of shares outstanding for 2000, 8,445,444 and 1999, 6,428,890, do not include the 4,171,429 (1999 - 85,714) warrants outstanding,

F–7

the stock options of 2,880,000 (1999 - 1,475,000) and the 1,942,858 common shares issued subsequent to December 31, 1999 as their effect would be anti-dilutive.

Income taxes

    Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

    Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation

    Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure only provisions of SFAS 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

    The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

Accounting for derivative instruments and hedging instruments

    In June 1998, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the derivative designation. The effective date of SFAS 133 was deferred by FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133", and further amended by FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Transactions". The Company will now be required to implement the SFAS 133 in its fiscal year ended February 28, 2002. The Company has not determined the impact that adoption of SFAS 133 may have on its financial position or the results of its operations.

Segment Reporting

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company does not have any reporting requirements as defined by SFAS No. 131.

F–8

3. RECAPITALIZATION

    During March 1999 the Company issued 3,393,141 common shares to acquire 71% of the issued and outstanding shares of Phage Therapeutics, Inc. (the "PhageTx Acquisition"). This transaction increased the Company's ownership of PhageTx to approximately 80%.

    As a result of this transaction the former shareholders of PhageTx acquired control over a majority of shares of the Company. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of the Company and, therefore, these financial statements represent a continuation of the legal subsidiary, PhageTx, not the Company, as the legal parent. In accounting for this transaction:

  i)
  PhageTx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their historical book values;

  ii)
  Phage was formed for the sole purpose of seeking a target acquisition candidate and its net assets as of the Effective Date were negative. Accordingly, the acquisition of the Company will be accounted for at the net book value of the net assets of the Company recorded at the date of acquisition. The net assets acquired are as follows:

Cash and equivalents	$173
Account receivable	4,000
Accounts payable	(39,018)

Net assets acquired	$(34,845)

  iii)
  Historical cost financial statements presented are those of PhageTx, with equity amounts of PhageTx retroactively restated to reflect the number of shares received in the business combination.

  iv)
  The consolidated statements of operations and cash flows include PhageTx's results of operations and cash flows from December 24, 1996 (date of inception) and Phage's results of operations from the Effective Date.

4. CAPITAL ASSETS

	December 31, 2000	December 31, 1999
Research and development equipment	$33,499	$48,894
Computer and office equipment	52,309	84,843
Furniture and fixtures	18,178	26,596
Leasehold improvements	6,341	—

	110,327	160,333
Accumulated amortization	(49,804)	(117,813)

	$60,523	$42,520

    In accordance with SFAS No. 121, Long-Lived Assets to be held and used by the Company, are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

    As at December 31, 2000, the Company's analysis of its capital assets determined an impairment value of $6,598 on research and development equipment, computer and office equipment and furniture and fixtures. The amount of $6,598 was the net book value of $104,529 in capital cost minus accumulated amortization of $97,931. The amount was recorded as a loss on disposal of capital assets.

F–9

    Effective August 25, 1997, PhageTx entered into a contract for construction of a research and development laboratory facility. PhageTx incurred approximately $350,000 of architectural and construction fees related to the project. This amount was recorded as Construction in process. No amortization was recorded in relation to this amount, as the related facility had not yet been completed. During November 1999 PhageTx terminated its lease of the building in which the facility was to be constructed and terminated the construction project. Accordingly, all construction in process amounts previously capitalized were expensed in November 1999 as a loss on disposal of assets. No additional significant costs are expected to be incurred as a result of termination of this construction project.

    Because PhageTx terminated its facilities lease in November 1999, the leasehold improvement balance at that date and associated accumulated amortization have been expensed in that month as a loss on disposal of assets.

5. NOTES PAYABLE TO RELATED PARTY

	2000	1999
Principal amount	$140,198	$140,198
Accrued interest	21,209	5,745

	$161,407	$145,943

    In 1999, the Company received several loans from Prostar Limited, a company controlled by a director of the Company, which totaled $140,198. The loans bear interest at 11% per annum and are repayable on demand.

6. CAPITAL STOCK

    As a result of the PhageTx Acquisition transaction, all historical stockholders' equity amounts have been retroactively restated to reflect the number of shares received in the business combination. Accordingly, the historical equity amounts shown in the Consolidated Statement of Changes in Stockholders' Equity reflect the equity transactions completed by PhageTx, with share amounts restated to reflect the equivalent number of shares of the Company's common stock, issued in exchange for the respective shares of PhageTx stock. Equity transactions are shown as if the Company had acquired 100% of the issued and outstanding shares of PhageTx common stock, an adjustment is recorded to indicate the number of shares of the legal parent outstanding as of the date of the acquisition, and a non-controlling interest is deducted from the total share amount to reflect the number of shares of PhageTx not yet owned by the Company as of the date of the acquisition.

    At inception of PhageTx, 2,357,136 shares of common stock were issued at an average price of approximately $0.06 per share, as restated. Consideration for issuance of the shares consisted of $100,000 in cash and $40,000 as reimbursement of expenses paid on behalf of PhageTx by a founder.

    Between April 1997 and July 1997 an additional 1,600,000 shares of common stock were issued for cash consideration at a price of $0.40 per share, as restated. Under the terms of an employment agreement, the President and CEO of PhageTx was granted the right to purchase 100,000 shares of common stock (which is included in the 1,600,000 shares), at a price of $0.40 per share, as restated, representing the market price of the stock at the time employment commenced. Beginning April 1997, a monthly amount of $5,000 was withheld from salary payments as consideration for the stock purchase. All consideration related to this stock purchase had been received by PhageTx as of December 31, 1997.

    In August 1997 PhageTx initiated a financing round which raised $1.0 million. As of December 31, 1997, 735,000 shares of common stock had been issued in connection with this round at a price of $1.00

F–10

per share. Subsequent to December 31, 1997, an additional 265,000 shares of common stock were subscribed to complete the minimum specified in the offering, with 100,000 of these shares purchased by the Company. The amount paid by the Company for these shares is treated as a contribution of capital to PhageTx in the consolidated financial statements.

    During April and May 1998, PhageTx completed a private placement financing round raising an additional $500,000 to fund PhageTx's short-term operations. PhageTx engaged a placement agent to assist with the financing round. In connection with this financing, the placement agent received approximately 13% of the cash raised in the offering as commission and expense reimbursement and was to receive approximately 85,000 post-consolidated common shares, as restated of the Company. Certain founders of PhageTx transferred to the placement agent, for a total value of $300,000, the 85,000 common shares of PhageTx from their shareholdings. This transaction was recorded as a contribution of capital.

    Prior to the beginning of the financing round described above, PhageTx completed a bridge debt financing of $200,000 which consisted of promissory notes, each with a term of 40 days, paying interest at 10% per annum. These notes were repaid in April 1998. The note holders also received, as consideration for entering into the note agreements, 22,857 shares of newly issued common stock, as restated, for a total value of $80,000.

    Between June and October 1998 Phage advanced to PhageTx a total of $332,000 as pre-payment on letters of intent to merge the two entities. Under the terms of the letters of intent, if a merger transaction was not completed within a specified period of time, the advances converted to common stock of PhageTx at a price of $1.00 per share. In November 1998, these advances were converted to PhageTx common stock. Upon restatement for the PhageTx Acquisition transaction effective March 25, 1999, this amount is treated as a contribution of capital to PhageTx by the Company.

    During February 1999, pursuant to the letters of intent, the advances of $50,000 to PhageTx were converted to common stock of PhageTx.

    During February 1999, certain shareholder notes payable and expenses paid by shareholders on behalf of PhageTx were assigned by the shareholders to the Company. PhageTx issued to the Company 150,000 shares of PhageTx common stock in satisfaction of the debt of $150,000. Similar to the above transaction, this amount is treated as a contribution of capital to PhageTx by the Company upon restatement for the PhageTx Acquisition transaction.

    During April 1999 the Company sold an additional 187,500 shares of common stock at a price of $0.80 per share.

    Under the terms of private placement and investment banking agreements entered into by PhageTx in March 1998, upon the completion of certain placement milestones the placement agent was to receive (1) warrants for 300,000 shares of PhageTx common stock with an exercise price of $1.25 per share for a three-year term beginning at the first public trade of PhageTx stock; and (2) upon a merger with a public company or completion of an initial public offering the placement agent would receive 500,000 shares of PhageTx common stock. These agreements were terminated in June 1998. Based on completion of the PhageTx Acquisition transaction, the former placement agent asserted that the Company was liable under the aforementioned agreements to issue common shares and warrants in satisfaction of the stated terms. During July 1999, in settlement of the liability, the Company issued to the placement agent 71,429 shares of common stock, plus warrants to purchase 85,714 shares of common stock at an exercise price of $1.25 per share until March 25, 2001. Because these shares were issued in settlement of a debt owed by PhageTx, an amount of $80,000, calculated by multiplying the number of common shares issued by a price of $1.119 per share, has been recorded as consulting fees in general and administrative expense.

F–11

    In March 2000, the Company issued pursuant to a private placement 1,942,858 units at $0.70 per unit, for total proceeds of $1,360,000. Each unit consists of one common share of the Company and a warrant, which entitles the holder thereof, to purchase another common share of the Company at $1.25 per share until February 22, 2001 and $2.00 per share until February 22, 2002. Subsequent to year end, on February 12, 2001, these warrants were amended and extended from their expiry dates to June 2, 2001 and June 2, 2002. The private placement was issued in accordance with Regulation D, Rule 506 of the United States Securities Act of 1933, as amended.

    In October 2000, the Company entered into a securities purchase agreement with seven purchasers to purchase 4,285,714 units at $0.70 per unit for total proceeds of $3,000,000. Each unit consists of one common share of the Company and a warrant. For every one and a half warrants, the holder thereof, is entitled to purchase another common share of the Company at an exercise price of $0.70 per share. The exercise date of the warrants has not yet been determined by the Company, therefore, the warrants have not been issued. The Company has received $1,500,000. As payment for the first part of this agreement, the 2,142,857 common shares associated with this payment have been issued. At December 31, 2000, the Company has received $10,000 of the second payment of $1,500,000. The 2,142,857 common shares were issued in accordance with Regulation D, Rule 506 of the United States Securities Act of 1933, as amended.

Warrants

	2000	1999
Balance, beginning of year	85,714	750,000
Issued	1,942,858	85,714
Exercised, prior to acquisition of PhageTx	—	(250,000)
Expired	—	(500,000)

Balance, end of year	2,028,572	85,714

    As at December 31, 2000 there were 2,028,572 warrants outstanding that are exercisable into commons shares as follows:

Number of Shares	Exercise Price	Expiry Date
85,714	$1.25	March 25, 2001
1,942,858	1.25	June 2, 2001
if not exercised, then at	2.00	June 2, 2002

7. STOCK OPTIONS

Phage Therapeutics International Inc.

Stock option plan

    In January 2000, the board of directors modified the existing stock option plan of the Company and adopted an incentive stock option plan providing for the granting of stock options to officers, directors, employees and key consultants of the Company and its subsidiaries or affiliates. Under the modified plan, the Company is authorized to issue options up to a total of 10% of the shares of the common stock of the Company outstanding from time to time. The options under the modified plan are non-assignable (except in the event of death) and are exercisable for a term of five years. Options granted under the modified plan terminate within 30 days, in respect of any optionee, in the event that such optionee ceases to be a full-time employee. The board of directors may, at its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

F–12

    SFAS 123, "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for employee stock-based compensation plans at fair value. The Company has chosen to account for the employee stock-based compensation using APB 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of quoted market price of the Company's stock at the date of the grant over the option price. No stock-based compensation has resulted from the use of this standard.

    Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	—	$—
Granted	1,405,000	0.57

Outstanding at December 31, 2000	1,405,000	$0.57

    The weighted average fair value of options granted to employees, non-employees and consultants during the current year was $0.62 per share.

    Had compensation cost been recognized on the basis of fair value pursuant to SFAS 123, net loss and loss per share would have been adjusted asfollows:

	Year Ended December 31, 2000	Year Ended December 31, 1999
Net loss
As reported before extraordinary item	$(1,381,335)	$(1,487,498)

Pro-forma before extraordinary item	$(1,405,544)	$(1,487,498)

As reported loss for the year	$(1,347,844)	$(1,487,498)

Pro-forma	$(1,372,053)	$(1,487,498)

Basic and diluted loss per share
As reported before extraordinary item	$(0.16)	$(0.23)

Pro-forma before extraordinary item	$(0.16)	$(0.23)

As reported loss per share	$(0.16)	$(0.23)

Pro-forma	$(0.16)	$(0.23)

    Following is a summary of the status of options outstanding at December 31, 2000:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.55	1,280,000	4.0	$0.55	—	$—
0.75	125,000	4.6	0.75	—	—

	1,405,000			—

    The Company granted 665,000 options to consultants and non-employees during the year, which are accounted for under SFAS 123 and EITF 96-18. The stock compensation recognized using

F–13

FASB 123 was $115,517, using the Black-Scholes option-pricing model. The options will be amortized over a two year period which is the expected period that the services will be performed by the consultants and non-employees. The stock compensation expense for the year was $28,793, of which $14,165 was allocated to general and administrative and $14,628 was allocated to research and experimentation.

    The assumptions used in calculating the fair value of options granted during the current year using the Black-Scholes option-pricing model are as follows:

Risk free interest rate	6.434%—6.590%
Expected life of the options	2 years
Expected volatility	2.18%
Expected dividend yield	—

Phage Therapeutics, Inc.

    During 1997 PhageTx's Board of Directors adopted a 1997 Stock Option Plan under which an aggregate of 2,000,000 shares of common stock were reserved for grants to employees, advisors and consultants. Shareholder approval of the Plan was granted as of March 30, 1998. Options granted under this plan were designated as incentive or nonqualified at the discretion of the Plan Administrator.

    Generally, the options vest ratably over three and four-year periods. All options expire no later than ten years from the date of grant. Incentive stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator, but not less than 85% of the fair market value of the stock at the date of grant.

    The Plan contains a clause specifying terms of the conversion of options on a stock for stock exchange. Under the Plan, if the shareholders of PhageTx receive capital stock of another corporation ("Exchange Stock") in exchange for their shares of common stock in any transaction involving a merger, all options granted under the Plan shall be converted into options to purchase shares of Exchange Stock unless PhageTx and the corporation issuing the Exchange Stock, in their sole discretion, determine that any or all such options granted under this Plan shall not be converted into options to purchase Exchange Stock, but instead shall terminate. The amount and price of converted options shall be determined by adjusting the amount and price of the options granted under the Plan in the same proportion as used for determining the number of shares of Exchange Stock the holders of the common stock receive in such merger, consolidation, acquisition of property or stock, separation or reorganization. Unless provided otherwise in the Optionee's original individual option agreement, the vesting schedule set forth in the option agreement shall accelerate, and reflect 100% vesting immediately prior to the conversion to an option for the Exchange Stock.

    As of the date of these financial statements, no corporate action has been taken with regard to the outstanding options by the Company's Board of Directors. In October 1999, management presented the Company with a proposal to exercise all outstanding options in a cashless or net exercise transaction, with subsequent conversion into common shares. The Company has not yet determined the resolution of this proposal, or how the outstanding options will be treated. In compliance with the terms of the

F–14

PhageTx Plan, the vesting schedule for all remaining outstanding options has been assumed to accelerate and reflect 100% vesting as of the date of the PhageTx Acquisition.

	Shares Under Outstanding Options	Price Per Share	Weighted Average Exercise Price
Balance at December 31, 1998	1,599,000	$0.20—1.00	$0.69
Options granted	100,000	1.00	1.00
Options terminated	(224,000)	0.20—1.00	0.56

Balance at December 31, 1999	1,475,000	0.20—1.00	0.73
Options granted	—	—	—
Options terminated	—	—	—

Balance at December 31, 2000	1,475,000		0.73

    As of December 31, 2000 all outstanding options were fully vested as a result of the PhageTx Acquisition transaction. No options granted have been exercised as of December 31, 2000. The weighted average contractual life of options outstanding as of December 31, 2000 was 6.9 years.

    The Company applies United States Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its Plan. Accordingly, no compensation expense has been recognized for incentive stock options issued in accordance with its stock-based compensation plan. Had compensation cost for incentive stock option awards under the Company's Plan been determined based upon the fair value at the grant date consistent with the methodology prescribed under United States Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) the Company's net loss and loss per share would have been adjusted as follows:

	2000	1999
Net loss
As reported	$1,345,742	$1,487,498

Pro-forma	$1,345,742	$1,632,319

Basic and diluted loss per share
As reported	$(0.16)	$(0.23)

Pro-forma	$(0.16)	$(0.25)

    The Company has granted nonqualified stock options to certain consultants and advisors as compensation for their services. Consistent with the treatment prescribed by SFAS 123 regarding grants of stock options to non-employees, the Company has determined that the fair value of the nonqualified stock options granted was approximately $Nil and $29,000 for the years ended December 31, 2000 and December 31, 1999, respectively. Because the options granted vest over three years, the period over which services are expected to be rendered, the Company has amortized the fair value of the nonqualified options granted on a straight-line basis over the three year service period of each option granted. However, because the vesting of all outstanding options has been accelerated to 100% as a result of the PhageTx Acquisition transaction, all remaining expense was amortized as of March 31, 1999. Accordingly, the Company has recorded in research and development, compensation expense of approximately $Nil and $72,200 for the years ended December 31, 2000 and December 31, 1999, respectively.

F–15

    In arriving at its estimates of fair value for options granted, the Company used the Black-Scholes option pricing model with the following assumptions:

	2000	1999
Expected dividend yield	—	0%
Expected stock price volatility	—	0.001%
Risk-free interest rate	—	5.10%
Expected life of options in years	—	7

    The weighted average fair value at grant date for options granted was $Nil and $0.30 per option for the years ended December 31, 2000 and December 31, 1999, respectively.

8. INCOME TAXES

    The Company's total deferred tax asset is as follows:

Net tax benefit resulting from loss carry forward	$1,953,776
Valuation allowance	(1,953,776)

$-

    At December 31, 2000 the Company had net operating loss carryforwards for income tax purposes of approximately $5.7 million that will expire between 2012 and 2021. Since utilization of deferred tax assets resulting from loss carryforwards and temporary differences is dependent on future profits, which is not assured, a valuation allowance equal to the deferred taxes has been provided. Utilization of the Company's tax loss carryforwards may be subject to annual limitations if there is deemed to be a change in control.

9. RELATED PARTY TRANSACTIONS

    During 1998 and in January 1999 certain shareholders of PhageTx advanced funds to PhageTx to cover operating expenses and incurred various additional expenses on behalf of PhageTx. The amount of these expenses and advances totaled approximately $99,000 at December 31, 1998. Additional advances and expenses of $51,000 were incurred in early 1999. During January and February 1999, these shareholder advances and expenses paid by shareholders on behalf of PhageTx were assigned by the shareholders to Phage Therapeutics International Inc. In concurrent transactions, the PhageTx issued to Phage Therapeutics International Inc. 150,000 shares of PhageTx common stock, valued at $1.00 per share, in satisfaction of the debt paid by Phage.

    During the year PhageTx paid or accrued wages of $20,000 (1999—$144,000) and paid or accrued consulting fees of $56,000 (1999—Nil) to the president and director of the Company. As at December 31, 2000, the Company owed $75,413 (1999—$182,836).

    During the year PhageTx. paid or accrued wages of $Nil (1999—$58,815) to a former officer and director of the Company. As at December 31, 2000, the Company owed $Nil (1999—$86,154).

    During the year PhageTx paid or accrued wages of $14,000 (1999—$Nil) to the treasurer of the Company.

    On September 1, 1998, the Company entered into a management agreement with Stealth Investment Corp. ("Stealth") to provide day-to-day management services to the Company (the "Management Agreement"). A director and officer of the Company, is the sole shareholder and director of Stealth. The Management Agreement is terminable by either party with two months notice and provides for a base fee of $10,000 per month until October 31, 2000, thereafter increased to $15,000 per month plus related expenses. The Company paid or accrued management fees of $65,000

F–16

(1999—$45,000), consulting fees of $65,000 (1999—$45,000), office rent of $22,484 (1999—$18,976), office administration of $5,872 (1999—$8,333) and investor relations of $7,760 (1999—$1,871). As at December 31, 2000 the Company owed Stealth $68,798 (1999—$93,199).

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2000	1999
Cash paid for income taxes	$—	$—

Cash paid for interest	$—	$—

    The following non-cash investing and financing transactions occurred during the year ended December 31, 1999:

  a)
  The Company issued 71,429 common shares at a deemed value of $80,000 for consulting fees.

  b)
  As outlined in Note 3, the Company issued 3,393,141 common shares for the acquisition of Phage Therapeutics, Inc.

    There were no significant non-cash transactions for the year ended December 31, 2000.

11. COMMITMENTS AND CONTINGENCIES

Lease Agreement

    On November 1, 2000, the Company signed a lease agreement for office and research facilities which expires November 30, 2005. The lease contains an option to renew for an additional 5 years. Minimum future lease payments under this agreement are as follows:

December 31
2001	$80,326
2002	83,544
2003	86,906
2004	90,373
2005	85,555

$426,704

    The Company was required to pay a security deposit of $75,000. The security deposit is a certificate of deposit at a financial institution in favor of the Company, but is pledged to the lessor if the Company defaults in its lease agreement.

Contractual Agreement

    On September 11, 2000, the Company entered into an agreement with Intelligene Expressions, Inc. for contract services to scale up manufacturing for the Company's first bacteriophage product. Intelligene is an Alberta company with a laboratory located in Edmonton, Alberta, Canada. The total

F–17

amount of the contract was for $520,000. The Company has paid $355,000 and the remaining $165,000 is to be paid as follows:

Upon completion of Phase 5	$55,000
Upon completion of Phase 6	55,000
Upon completion of Phase 7	55,000

$165,000

Contingencies

    An individual whom PhageTx engaged on a limited basis to assist with introductions related to raising private equity capital has asserted that certain private placement funds were received by PhageTx as a result of introductions made by that individual. The Company is in the process of determining the validity of the claims asserted. Should the claims be determined valid, PhageTx would be expected to pay approximately $10,000 in cash as a finder's fee, issue 35,000 PhageTx common shares, and issue warrants to purchase an additional 25,000 shares of common stock at $1.00 per share for a term of seven years. As the probability of outcome is not certain, no accrual has been made in the financial statements nor shares reserved in connection with this contingency.

    Prior to inception of PhageTx, a founder entered into a consulting agreement with an individual to assist with the setup of licensing arrangements between PhageTx and certain research institutions. A dispute has arisen regarding the amount of payment required under the consulting arrangement, which terminated in June 1997. The Company's exposure in relation to this consulting agreement is a cash amount owed of approximately $17,000, which has been accrued in the financial statements, 25,000 PhageTx common shares, and an option for 41,668 additional common shares of PhageTx. As the probability of outcome is not certain, no accrual has been made in the financial statements for the common shares and the option for additional common shares.

12. SUBSEQUENT EVENTS

    The following events occurred subsequent to year end:

  a)
  As outlined in Note 6, on February 12, 2001, the Company extended the expiry date of 1,942,858 warrants from February 22, 2001 and February 22, 2002 to June 2, 2001 and June 2, 2002.

  b)
  On March 14, 2001, the Company received $1,420,000 relating to the second issue of 2,142,857 units at $0.70 per unit as outlined in Note 6.

  c)
  In March 2001, the Company advanced $50,000 each to two separate research laboratories that were contracted to carry out certain research and development projects for the Company. These two contracts totaled $200,504 and the remaining balance of $100,504 will be paid over the terms of the contracts which will be completed within a year.

F–18

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

SEPTEMBER 30, 2001

F–19

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2001	December 31, 2000
ASSETS
Current
Cash and cash equivalents	$51,350	$1,029,134
Prepaid expenses and other current assets	193,492	23,720

Total current assets	244,842	1,052,854
Capital assets (Note 4)	307,405	60,523
Deposit, non-current (Note 11)	75,000	75,000

Total assets	$627,247	$1,188,377

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	$422,647	$222,545
Accrued liabilities	167,355	164,672
Due to related parties (Note 9)	18,164	144,211
Notes payable (Note 5)	160,941	161,407

Total current liabilities	769,107	692,835
Minority interest	(3,689)	(8,369)

	765,418	684,466

Stockholders' equity (deficiency)
Capital stock (Note 6)
Authorized
50,000,000 common shares with a par value of $0.001
Issued and outstanding
September 30, 2001—13,975,398
December 31, 2000—10,895,444	13,975	10,895
Additional paid-in capital	7,612,461	5,877,670
Subscriptions received in advance (Note 13)	125,000	10,000
Non-qualified stock options outstanding (Note 7)	337,203	138,943
Deficit accumulated during the development stage	(8,226,810)	(5,533,597)

Total stockholders' equity (deficiency)	(138,171)	503,911

Total liabilities and stockholders' equity (deficiency)	$627,247	$1,188,377

  Nature and continuance of operations (Note 1)

  Commitments and contingencies (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

F–20

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Cumulative Amounts From Date of Inception on December 24, 1996 to September 30, 2001	Three Month Period Ended September 30, 2001	Three Month Period Ended September 30, 2000	Nine Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2000
EXPENSES
General and administrative	$4,753,400	$382,526	$182,626	$1,112,765	$481,664
Research and development	3,186,525	632,286	60,446	1,599,171	96,013

Loss from operations	(7,939,925)	(1,014,812)	(243,072)	(2,711,936)	(577,677)

OTHER INCOME (EXPENSE)
Interest income	56,016	1,479	—	18,723	—
Loss on disposal of capital assets	(376,392)	—	—	—	(500)

	(320,376)	1,479	—	18,723	(500)

Loss before extraordinary item	(8,260,301)	(1,013,333)	(243,072)	(2,693,213)	(578,177)
EXTRAORDINARY ITEM
Gain on extinguishment of debts, net of income taxes of $Nil	33,491	—	—	—	—

Loss for the period	$(8,226,810)	$(1,013,333)	$(243,072)	$(2,693,213)	$(578,177)

Basic and diluted loss per share		$(0.07)	$(0.03)	$(0.22)	$(0.07)

Weighted average number of shares outstanding		13,972,259	8,752,587	12,438,639	8,212,904

The accompanying notes are an integral part of these consolidated financial statements.

F–21

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Cumulative Amounts From Date of Inception on December 24, 1996 to September 30, 2001	Nine Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(8,226,810)	$(2,693,213)	$(578,177)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	210,298	50,869	29,047
Compensation expense from vesting of non-qualified stock options	337,203	198,260	13,533
Loss on disposal of capital assets	376,392	—	—
Interest note payable	32,743	11,534	11,566
Consulting	160,000	—	—
Changes in non-cash working capital items:
Increase in prepaid expenses and other current assets	(191,492)	(169,772)	(334,946)
Increase (decrease) in accounts payable	383,629	200,102	(138,582)
Increase (decrease) in accrued liabilities	167,355	2,683	(42,834)
Increase (decrease) in due to related parties	18,164	(126,047)	(97,768)

Net cash used in operating activities	(6,732,518)	(2,525,584)	(1,138,161)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of cash on purchase of subsidiary	173	—	—
Purchases of capital assets	(901,376)	(297,751)	(3,709)
Deposit	(75,000)	—	—

Net cash used in investing activities	(976,203)	(297,751)	(3,709)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of capital assets	7,281	—	—
Notes payable (repayment)	128,198	(12,000)	—
Net proceeds received from stock issuances	7,499,592	1,732,551	1,360,000
Subscriptions received in advance	125,000	125,000	—

Net cash provided by financing activities	7,760,071	1,845,551	1,360,000

Change in cash and cash equivalents during the period	51,350	(977,784)	218,130
Cash and cash equivalents, beginning of period	—	1,029,134	1,223

Cash and cash equivalents, end of period	$51,350	$51,350	$219,353

    Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

F–22

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(Unaudited)

	Common Stock					Deficit Accumulated During the Development Stage
					Non-qualified Stock Options Outstanding
	Number of Shares	Amount	Additional Paid-in Capital	Subscriptions Received In Advance			Total
Stock issued for expenses incurred by founder	571,429	$571	$39,429	$—	$—	$—	$40,000
Stock issued for cash — December 1996	1,785,707	1,786	98,214	—	—	—	100,000
Stock issued for cash — March through July 1997	1,600,000	1,600	638,400	—	—	—	640,000
Stock issued for cash — August through December 1997	735,000	735	734,265	—	—	—	735,000
Issuance of non-qualified stock options	—	—	—	—	6,494	—	6,494
Loss for the period	—	—	—	—	—	(1,324,750)	(1,324,750)

Balance at December 31, 1997	4,692,136	4,692	1,510,308	—	6,494	(1,324,750)	196,744
Stock issued for cash — February through March 1998	165,000	165	264,835	—	—	—	265,000
Stock issued as compensation for bridge loan financing	22,857	23	79,977	—	—	—	80,000
Stock issued for cash — April through May 1998, net of offering expenses of $66,959	500,000	500	432,541	—	—	—	433,041
Contribution of capital by shareholders	—	—	300,000	—	—	—	300,000
Investment banking fee paid by shareholders	—	—	(300,000)	—	—	—	(300,000)
Advances on merger letter of intent converted to common stock November 1998	—	—	332,000	—	—	—	332,000
Deferred compensation from non-qualified stock options outstanding	—	—	—	—	31,438	—	31,438
Loss for the year	—	—	—	—	—	(1,373,505)	(1,373,505)

Balance at December 31, 1998	5,379,993	5,380	2,619,661	—	37,932	(2,698,255)	(35,282)
Advances on merger converted to common stock — February 1999	—	—	50,000	—	—	—	50,000
Assumption of debt by parent converted to common stock, February 1999	—	—	150,000	—	—	—	150,000
Acquisition of parent	2,028,375	2,028	(36,873)	—	—	—	(34,845)
Minority interest recorded at March 25, 1999	(1,486,852)	(1,486)	16,022	—	—	—	14,536
Shares issued for cash and receivables — April 1999	187,500	188	149,812	—	—	—	150,000
Shares issued for acquisition of additional shares of subsidiary — April 1999	629,284	628	(6,795)	—	—	—	(6,167)
Shares issued for consulting	71,429	71	79,929	—	—	—	80,000
Deferred compensation from non-qualified stock options outstanding	—	—	—	—	72,218	—	72,218
Loss for the year	—	—	—	—	—	(1,487,498)	(1,487,498)

Balance at December 31, 1999	6,809,729	6,809	3,021,756	—	110,150	(4,185,753)	(1,047,038)
Shares issued for cash in March 2000	1,942,858	1,943	1,358,057	—	—	—	1,360,000
Shares issued for cash in December 2000	2,142,857	2,143	1,497,857	—	—	—	1,500,000
Deferred compensation from non-qualified stock options outstanding	—	—	—	—	28,793	—	28,793
Subscriptions received in advance	—	—	—	10,000	—	—	10,000
Loss for the year	—	—	—	—	—	(1,347,844)	(1,347,844)

Balance at December 31, 2000	10,895,444	10,895	5,877,670	10,000	138,943	(5,533,597)	503,911
Shares issued for cash in May 2001	2,142,857	2,143	1,497,857	(10,000)	—	—	1,490,000
Shares issued for cash in June 2001	304,446	304	202,141	—	—	—	202,445
Shares issued for acquisition of additional shares of subsidiary in June 2001	600,566	601	(5,281)	—	—	—	(4,680)
Shares issued for cash in July 2001	32,085	32	40,074	—	—	—	40,106
Deferred compensation from non-qualified stock options outstanding	—	—	—	—	198,260	—	198,260
Subscriptions received in advance	—	—	—	125,000	—	—	125,000
Loss for the period	—	—	—	—	—	(2,693,213)	(2,693,213)

Balance at September 30, 2001	13,975,398	$13,975	$7,612,461	$125,000	$337,203	$(8,226,810)	$(138,171)

The accompanying notes are an integral part of these consolidated financial statements.

F–23

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2001

1. NATURE AND CONTINUANCE OF OPERATIONS

    Phage Therapeutics International Inc. ("Phage", or the "Company") is a development stage company focused on the development, manufacturing and marketing of bacteriophage therapeutic agents as pharmaceutical products. The products will be developed specifically for the treatment of antibiotic-resistant and other bacterial infectious agents. The Company was originally incorporated in the State of Florida on July 8, 1997 under the name All Products Distribution Corporation, and changed its name to Phage Therapeutics International Inc. on August 19, 1998. The consolidated Company's date of inception is considered to be December 24, 1996, the date of inception of Phage Therapeutics, Inc. ("PhageTx" or the "Subsidiary"), the Company's legally owned subsidiary.

    The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at September 30, 2001 the Company had a working capital deficiency of $(524,265) and has incurred losses of $8,226,810 from the date of inception on December 24, 1996 to September 30, 2001. The Company anticipates expending approximately $5,000,000 over the next twelve month period in pursuing its anticipated plan of operations. The Company anticipates covering these costs by additional equity financing. During the period ended September 30, 2001, the Company completed an offering of 2,142,857 units at $0.70 per unit pursuant to Regulation D, Rule 506 of the United States Securities Act of 1933, as amended. The total proceeds of $1,500,000 will help the Company complete its anticipated plan of operations. If the Company is unable to complete its further financing requirements, it will then modify its expenditures and plan of operations to coincide with the actual financing completed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

    The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders' equity and cash flows at September 30, 2001 and for the periods then ended have been made. These financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2000. The results of operations for the period ended September 30, 2001 are not necessarily indicative of the results to be expected for the year ending December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

Use of estimates

    In preparing these consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the period. Actual results in the future periods could be different from these estimates made in the current period.

F–24

Basis of consolidation and presentation

    The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary Phage Tx, a Washington corporation. As of September 30, 2001, the Company owned approximately 95% of the outstanding common stock of Phage Tx. All significant inter-company transactions have been eliminated on consolidation.

    Effective March 25, 1999, the Company acquired 71% of the outstanding common stock of Phage Tx through a series of share exchange agreements with certain PhageTx shareholders (see Note 3). Added to the Company's previous share holdings of PhageTx, this transaction increased the Company's interest in PhageTx, to approximately 80%. As a result of this transaction, the former shareholders of PhageTx obtained control of the Company. For accounting purposes, this acquisition has been treated as a recapitalization of the Company. The accounting for this recapitalization is similar to a reverse take-over in which the financial statements presented include the accounts of PhageTx since inception (December 24, 1996) and the accounts of the company since the date of acquisition, March 25, 1999 to September 30, 2001.

Cash and cash equivalents

    All short-term investments, which consist entirely of bank repurchase agreements and certificates of deposit, with maturities of three months or less at date of purchase are considered to be cash equivalents. The amounts are recorded at cost, which approximates fair market value.

Concentration of credit risk

    The Company maintains a significant amount of its cash accounts in primarily one commercial bank in Vancouver, British Columbia, Canada. The Company's cash account is a business chequing account maintained in U.S. dollars, which totaled at September 30, 2001—$8,795 (December 31, 2000—$876,846). This account is not insured, however, management does not anticipate any loss from this concentration of credit risk.

Capital assets

    Capital assets are recorded at cost and are amortized over their useful lives using the straight-line method, which range from three to five years.

Research and development costs

    Research and development costs are expensed as incurred.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

    Long-lived assets to be held and used by the Company are continually reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. As at December 31, 2000, the Company's analysis indicated that there was an impairment of its long-lived assets as outlined in Note 4. Management has estimated that the research and experimentation costs to date are greater than the estimated future undiscounted cash flows. Therefore, research and experimentation costs to date have been expensed during the development stage period.

F–25

Financial instruments

    The Company's financial instruments consist of cash and cash equivalents, deposit, non-current, accounts payable, accrued liabilities, due to related parties and notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Loss per share

    Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. The Company is a development stage company and has recorded a loss per share. The weighted average number of shares outstanding for 2001, 12,438,639 and 2000, 8,212,904, do not include the 4,003,630 (2000—2,028,572) warrants outstanding, the stock options of 1,790,554 (2000—1,285,000) as their effect would be anti-dilutive. Of the total 3,079,954 (2000—1,942,858) shares issued in the nine month period ended September 30, 2001, 1,543,195 (2000—1,403,175) shares are included in the weighted average number of 12,438,639 (2000—8,212,904) shares outstanding at September 30.

Income taxes

    A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

    Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation

    SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure only provisions of SFAS 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

    The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

Accounting for derivative instruments and hedging instruments

    In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the derivative designation. The effective date of SFAS 133 was deferred by FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging

F–26

Activities—Deferral of the Effective Date of FASB Statement No. 133", and further amended by FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Transactions". Since the Company does not have derivative instruments and hedging activities, pursuant to SFAS 133, there would be no impact on its financial position or the results of its operations from the adoption of this accounting policy.

New accounting pronouncements

    In June, 2001, FASB approved the issuance of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

    In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

    In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

    The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

3. RECAPITALIZATION

    During March 1999 the Company issued 3,393,141 common shares to acquire 71% of the issued and outstanding shares of Phage Therapeutics, Inc. (the "PhageTx Acquisition"). This transaction increased the Company's ownership of PhageTx to approximately 80%.

    As a result of this transaction the former shareholders of PhageTx acquired control over a majority of shares of the Company. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of the Company and, therefore, these financial statements represent a continuation of the legal subsidiary, PhageTx, not the Company, as the legal parent. In accounting for this transaction:

  i)
  PhageTx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their historical book values;

  ii)
  Phage was formed for the sole purpose of seeking a target acquisition candidate and its net assets as of the Effective Date were negative. Accordingly, the acquisition of the Company will

F–27

    be accounted for at the net book value of the net assets of the Company recorded at the date of acquisition. The net assets acquired are as follows:

Cash and equivalents	$173
Account receivable	4,000
Accounts payable	(39,018)

Net assets acquired	$(34,845)

  iii)
  Historical cost financial statements presented are those of PhageTx, with equity amounts of PhageTx retroactively restated to reflect the number of shares received in the business combination.

  iv)
  The consolidated statements of operations and cash flows include PhageTx's results of operations and cash flows from December 24, 1996 (date of inception) and Phage's results of operations from the Effective Date.

    Since March 1999, the Company has issued a total of 1,229,850 common shares to acquire a further 15% of PhageTx. These share issues have increased the ownership in PhageTx to approximately 95%.

4. CAPITAL ASSETS

	September 30, 2001	December 31, 2000
Research and development equipment	$244,769	$33,499
Computer and office equipment	82,972	52,309
Furniture and fixtures	25,605	18,178
Leasehold improvements	54,732	6,341

	408,078	110,327
Accumulated amortization	(100,673)	(49,804)

	$307,405	$60,523

    As at December 31, 2000, the Company's analysis of its capital assets determined an impairment value of $6,598 on research and development equipment, computer and office equipment and furniture and fixtures. The amount of $6,598 was the net book value of $104,529 in capital cost minus accumulated amortization of $97,931. The amount was recorded as a loss on disposal of capital assets.

5. NOTES PAYABLE

	September 30, 2001	December 31, 2000
Principal amount	$140,198	$140,198
Accrued interest	20,743	21,209

	$160,941	$161,407

    In 1999, the Company received several loans from Prostar Limited which totalled $140,198. The loans bear interest at 11% per annum and are repayable on demand.

F–28

6. CAPITAL STOCK

    As a result of the PhageTx Acquisition transaction, all historical stockholders' equity amounts have been retroactively restated to reflect the number of shares received in the business combination. Accordingly, the historical equity amounts shown in the Consolidated Statement of Changes in Stockholders' Equity reflect the equity transactions completed by PhageTx, with share amounts restated to reflect the equivalent number of shares of the Company's common stock, issued in exchange for the respective shares of PhageTx stock. Equity transactions are shown as if the Company had acquired 100% of the issued and outstanding shares of PhageTx common stock, an adjustment is recorded to indicate the number of shares of the legal parent outstanding as of the date of the acquisition, and a non-controlling interest is deducted from the total share amount to reflect the number of shares of PhageTx not yet owned by the Company as of the date of the acquisition.

    At inception of PhageTx, 2,357,136 shares of common stock were issued at an average price of approximately $0.06 per share, as restated. Consideration for issuance of the shares consisted of $100,000 in cash and $40,000 as reimbursement of expenses paid on behalf of PhageTx by a founder.

    Between April 1997 and July 1997 an additional 1,600,000 shares of common stock were issued for cash consideration at a price of $0.40 per share, as restated. Under the terms of an employment agreement, the President and CEO of PhageTx was granted the right to purchase 100,000 shares of common stock (which is included in the 1,600,000 shares), at a price of $0.40 per share, as restated, representing the market price of the stock at the time employment commenced. Beginning April 1997, a monthly amount of $5,000 was withheld from salary payments as consideration for the stock purchase. All consideration related to this stock purchase had been received by PhageTx as of December 31, 1997.

    In August 1997 PhageTx initiated a financing round which raised $1.0 million. As of December 31, 1997, 735,000 shares of common stock had been issued in connection with this round at a price of $1.00 per share. Subsequent to December 31, 1997, an additional 265,000 shares of common stock were subscribed to complete the minimum specified in the offering, with 100,000 of these shares purchased by the Company. The amount paid by the Company for these shares is treated as a contribution of capital to PhageTx in the consolidated financial statements.

    During April and May 1998, PhageTx completed a private placement financing round raising an additional $500,000 to fund PhageTx's short-term operations. PhageTx engaged a placement agent to assist with the financing round. In connection with this financing, the placement agent received approximately 13% of the cash raised in the offering as commission and expense reimbursement and was to receive approximately 85,000 post-consolidated common shares, as restated of the Company. Certain founders of PhageTx transferred to the placement agent, for a total value of $300,000, the 85,000 common shares of PhageTx from their shareholdings. This transaction was recorded as a contribution of capital.

    Prior to the beginning of the financing round described above, PhageTx completed a bridge debt financing of $200,000 which consisted of promissory notes, each with a term of 40 days, paying interest at 10% per annum. These notes were repaid in April 1998. The note holders also received, as consideration for entering into the note agreements, 22,857 shares of newly issued common stock, as restated, for a total value of $80,000.

    Between June and October 1998 Phage advanced to PhageTx a total of $332,000 as pre-payment on letters of intent to merge the two entities. Under the terms of the letters of intent, if a merger transaction was not completed within a specified period of time, the advances converted to common stock of PhageTx at a price of $1.00 per share. In November 1998, these advances were converted to PhageTx common stock. Upon restatement for the PhageTx Acquisition transaction effective March 25, 1999, this amount is treated as a contribution of capital to PhageTx by the Company.

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    During February 1999, pursuant to the letters of intent, the advances of $50,000 to PhageTx were converted to common stock of PhageTx.

    During February 1999, certain shareholder notes payable and expenses paid by shareholders on behalf of PhageTx were assigned by the shareholders to the Company. PhageTx issued to the Company 150,000 shares of PhageTx common stock in satisfaction of the debt of $150,000. Similar to the above transaction, this amount is treated as a contribution of capital to PhageTx by the Company upon restatement for the PhageTx Acquisition transaction.

    During April 1999 the Company sold an additional 187,500 shares of common stock at a price of $0.80 per share.

    Under the terms of private placement and investment banking agreements entered into by PhageTx in March 1998, upon the completion of certain placement milestones the placement agent was to receive (1) warrants for 300,000 shares of PhageTx common stock with an exercise price of $1.25 per share for a three-year term beginning at the first public trade of PhageTx stock; and (2) upon a merger with a public company or completion of an initial public offering the placement agent would receive 500,000 shares of PhageTx common stock. These agreements were terminated in June 1998. Based on completion of the PhageTx Acquisition transaction, the former placement agent asserted that the Company was liable under the aforementioned agreements to issue common shares and warrants in satisfaction of the stated terms. During July 1999, in settlement of the liability, the Company issued to the placement agent 71,429 shares of common stock, plus warrants to purchase 85,714 shares of common stock at an exercise price of $1.25 per share until March 25, 2001. Because these shares were issued in settlement of a debt owed by PhageTx, an amount of $80,000, calculated by multiplying the number of common shares issued by a price of $1.119 per share, has been recorded as consulting fees in general and administrative expense.

    In March 2000, the Company issued pursuant to a private placement 1,942,858 units at $0.70 per unit, for total proceeds of $1,360,000. Each unit consists of one common share of the Company and a warrant, which entitles the holder thereof, to purchase another common share of the Company at $1.25 per share until February 22, 2001 and $2.00 per share until February 22, 2002. Subsequent to year end, on February 12, 2001, these warrants were amended and extended from their expiry dates to June 2, 2001 and June 2, 2002. The private placement was issued in accordance with Regulation D, Rule 506 of the United States Securities Act of 1933, as amended.

    In October 2000, the Company entered into a securities purchase agreement with seven purchasers to purchase 4,285,714 units at $0.70 per unit for total proceeds of $3,000,000. Each unit consists of one common share of the Company and a warrant. For every one and a half warrants, the holder thereof, is entitled to purchase another common share of the Company at an exercise price of $0.70 per share. The Company has received $1,500,000. As payment for the first part of this agreement, the 2,142,857 common shares associated with this payment have been issued and the warrants attached to this issuance exercisable until August 15, 2001. At September 30, 2001, the Company has received the second payment of $1,500,000. The 2,142,857 common shares were issued in May 2001, in accordance with Regulation D, Rule 506 of the United States Securities Act of 1933, as amended. The warrants attached to this second issue are exercisable until January 15, 2002.

    In June 2001, the Company issued 304,446 common shares of the Company for total proceeds of $202,445. This issue was comprised of 254,446 common shares which related to the exercise of stock options at $0.55 per share and 50,000 common shares which relate to the exercise of warrants at $1.25 per share.

    In June 2001, the Company issued 600,566 common shares for the acquisition of additional shares of Phage Tx. This acquisition reduced minority interest in Phage Tx from $(8,369) to $(3,689).

F–30

    In July 2001, the Company issued 32,085 common shares of the Company for total proceeds of $40,106. This issue was the exercise of 32,085 warrants at $1.25 per share.

Warrants

	September 30, 2001	December 31, 2000
Balance, beginning of period	2,028,572	85,714
Issued	4,285,714	1,942,858
Exercised	(82,085)	—
Expired	(2,228,571)	—

Balance, end of period	4,003,630	2,028,572

    As at September 30, 2001 there were 4,003,630 warrants outstanding that are exercisable into commons shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,860,773	$2.00	June 2, 2002
2,142,857	0.70	January 15, 2002

7. STOCK OPTIONS

Phage Therapeutics International Inc.

Stock option plan

    In January 2000, the board of directors modified the existing stock option plan of the Company and adopted an incentive stock option plan providing for the granting of stock options to officers, directors, employees and key consultants of the Company and its subsidiaries or affiliates. Under the modified plan, the Company is authorized to issue options up to a total of 10% of the shares of the common stock of the Company outstanding from time to time. The options under the modified plan are non-assignable (except in the event of death) and are exercisable for a term of five years. Options granted under the modified plan terminate within 30 days, in respect of any optionee, in the event that such optionee ceases to be a full-time employee. The board of directors may, at its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

    Following is a summary of the stock option activity:

	Nine Month Period Ended September 30, 2001		Nine Month Period Ended September 30, 2000
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,405,000	$0.57	—	$—
Granted	775,000	0.78	1,285,000	0.55
Exercised	(254,446)	(0.55)	—	—
Cancelled	(135,000)	(0.75)	—	—

Outstanding, end of period	1,790,554	$0.65	1,285,000	$0.55

    The weighted average fair value of options granted to employees, non-employees and consultants during the nine month period ended September 30, 2001 was $0.78 (2000—$0.16) per share.

F–31

    Had compensation cost been recognized on the basis of fair value pursuant to SFAS 123, net loss and loss per share would have been adjusted as follows:

	Nine Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2000
Net loss
As reported	$(2,693,213)	$(578,177)

Pro-forma	$(2,764,131)	$(596,258)

Basic and diluted loss per share
As reported loss per share	$(0.22)	$(0.07)

Pro-forma	$(0.22)	$(0.07)

    SFAS 123, "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for employee stock-based compensation plans at fair value. The Company has chosen to account for the employee stock-based compensation using APB 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of quoted market price of the Company's stock at the date of the grant over the option price. During the nine month period ended September 30, 2001, $118,700 has resulted from the use of this standard. The stock based compensation expensed during the period was $37,325, the balance to be expensed over the vesting period of the stock option.

    The Company granted 360,000 (2000—845,000) options to consultants and non-employees during the period, which are accounted for under SFAS 123 and EITF 96-18. The stock compensation recognized using FASB 123 for the nine month period ended September 30, 2001 was $299,462 (2000—$36,092), using the Black-Scholes option-pricing model. The options will be amortized over a one to four year period which is the expected period that the services will be performed over the vesting periods of the stock options by the consultants and non-employees. The stock compensation expensed during the period was $160,935 (2000—$13,533), of which $88,102 (2000—$6,786) was allocated to general and administrative and $72,833 (2000—$6,747) was allocated to research and experimentation.

    Following is a summary of the status of options outstanding at September 30, 2001:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.55	1,025,554	3.25	$0.55	1,025,554	$0.55
0.75	125,000	4.08	0.75	125,000	0.75
0.75	535,000	4.59	0.75	100,000	0.75
1.00	105,000	5.90	1.00	—	—

	1,790,554			1,250,554

F–32

    The assumptions used in calculating the fair value of options granted during the current period using the Black-Scholes option-pricing model are as follows:

	Nine Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2000
Risk free interest rate	3.97%—4.30%	6.43%
Expected life of the options	2—4 years	2 years
Expected volatility	63.26%—109.83%	218.42%
Expected dividend yield	—	—

Phage Therapeutics, Inc.

    During 1997 PhageTx's Board of Directors adopted a Stock Option Plan under which an aggregate of 2,000,000 shares of common stock were reserved for grants to employees, advisors and consultants. Shareholder approval of the Plan was granted as of March 30, 1998. Options granted under this plan were designated as incentive or nonqualified at the discretion of the Plan Administrator.

    Generally, the options vest ratably over three and four-year periods. All options expire no later than ten years from the date of grant. Incentive stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator, but not less than 85% of the fair market value of the stock at the date of grant.

    The Plan contains a clause specifying terms of the conversion of options on a stock for stock exchange. Under the Plan, if the shareholders of PhageTx receive capital stock of another corporation ("Exchange Stock") in exchange for their shares of common stock in any transaction involving a merger, all options granted under the Plan shall be converted into options to purchase shares of Exchange Stock unless PhageTx and the corporation issuing the Exchange Stock, in their sole discretion, determine that any or all such options granted under this Plan shall not be converted into options to purchase Exchange Stock, but instead shall terminate. The amount and price of converted options shall be determined by adjusting the amount and price of the options granted under the Plan in the same proportion as used for determining the number of shares of Exchange Stock the holders of the common stock receive in such merger, consolidation, acquisition of property or stock, separation or reorganization. Unless provided otherwise in the Optionee's original individual option agreement, the vesting schedule set forth in the option agreement shall accelerate, and reflect 100% vesting immediately prior to the conversion to an option for the Exchange Stock.

    As of the date of these financial statements, no corporate action has been taken with regard to the outstanding options by the Company's Board of Directors. In October 1999, management presented the Company with a proposal to exercise all outstanding options in a cashless or net exercise transaction, with subsequent conversion into common shares. The Company has not yet determined the resolution of this proposal, or how the outstanding options will be treated. In compliance with the terms of the

F–33

PhageTx Plan, the vesting schedule for all remaining outstanding options has been assumed to accelerate and reflect 100% vesting as of the date of the PhageTx Acquisition.

	Shares Under Outstanding Options	Price Per Share	Weighted Average Exercise Price
Balance at December 31, 1998	1,599,000	$0.20—1.00	$0.69
Options granted	100,000	1.00	1.00
Options terminated	(224,000)	0.20—1.00	0.56

Balance at December 31, 1999	1,475,000	0.20—1.00	0.73
Options granted	—	—	—
Options terminated	—	—	—

Balance at September 30, 2001 and December 31, 2000	1,475,000		0.73

    As of September 30, 2001 all outstanding options were fully vested as a result of the PhageTx Acquisition transaction. No options granted have been exercised as of September 30, 2001. The weighted average contractual life of options outstanding as of September 30, 2001 was 6.6 years.

8. INCOME TAXES

    The Company's total deferred tax asset is as follows:

Net tax benefit resulting from loss carry forward	$1,953,776
Valuation allowance	(1,953,776)

$—

    At December 31, 2000 the Company had net operating loss carryforwards for income tax purposes of approximately $5.7 million that will expire between 2012 and 2021. Since utilization of deferred tax assets resulting from loss carryforwards and temporary differences is dependent on future profits, which is not assured, a valuation allowance equal to the deferred taxes has been provided. Utilization of the Company's tax loss carryforwards may be subject to annual limitations if there is deemed to be a change in control.

9. RELATED PARTY TRANSACTIONS

    During the period PhageTx paid wages of $90,000 (2000—$Nil) and paid consulting fees of $Nil (2000—$56,000) to the president and director of the Company. As at September 30, 2001, the Company owed $Nil (December 31, 2000—$75,413).

    During the period PhageTx paid wages of $63,000 (2000—$Nil) to the treasurer of the Company.

    On September 1, 1998, the Company entered into a management agreement with Stealth Investment Corp. ("Stealth") to provide day-to-day management services to the Company (the "Management Agreement"). A director and officer of the Company, is the sole shareholder and director of Stealth. The Management Agreement is terminable by either party with two months notice (which occurred on October 4, 2001, therefore contract ends December 31, 2001) and provides for a base fee of $10,000 per month until October 31, 2000, thereafter increased to $15,000 per month plus related expenses. The Company paid or accrued during the period, management fees of $67,500 (2000—$45,000), consulting fees of $67,500 (2000—$45,000), office expenses of $14,870 (2000—$7,622), office administration of $17,899 (2000—$22,383) and investor relations of $Nil (2000—$1,575). As at September 30, 2001 the Company owed Stealth $3,164 (December 31, 2000—$68,798).

    During the period, the Company paid $3,464 (2000—$Nil) in consulting fees to a director of the Company.

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    During the period, the Company received a cash advance of $15,000 (2000—$Nil) from a director of the Company.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2000
Cash paid for income taxes	$—	$—

Cash paid for interest	$12,000	$—

    The following non-cash transaction occurred during the period ended September 30, 2001:

    The Company issued 600,566 common shares for the acquisition of additional shares of its subsidiary, Phage Tx. This acquisition reduced minority interest in Phage Tx from $(8,369) to $(3,689).

    There were no significant non-cash transactions for the period ended September 30, 2000.

11. SEGMENTED INFORMATION

    The Company operates in one business segment in two geographic areas: Canada and the United States.

	Nine Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2000
Loss for the period
Canada	$652,375	$228,286
United States	2,040,838	349,891

	$2,693,213	578,177

	September 30, 2001	December 31, 2000
Identifiable assets
Canada	$57,690	$904,528
United States	569,557	283,849

	$627,247	$1,188,377

12. COMMITMENTS AND CONTINGENCIES

Lease Agreement

    On November 1, 2000 and revised on July 1, 2001 (for additional space), the Company signed a lease agreement for office and research facilities which expires November 30, 2005. The lease contains

F–35

an option to renew for an additional 5 years. Minimum future lease payments under this agreement are as follows:

December 31
2001	$35,811
2002	145,648
2003	156,645
2004	165,075
2005	155,452

$658,631

    The Company was required to pay a security deposit of $75,000 as part of its lease agreement. The security deposit is a certificate of deposit at a financial institution in favor of the Company, but is pledged to the lessor if the Company defaults in its lease agreement.

Contractual Agreements

    On September 11, 2000, the Company entered into an agreement with Intelligene Expressions, Inc. ("Intelligene") for contract services to scale up manufacturing for the Company's first bacteriophage product. Intelligene is an Alberta company with a laboratory located in Edmonton, Alberta, Canada. The total amount of the contract was for $520,000. The Company has paid $410,000 and the remaining $110,000 is to be paid as follows:

Upon completion of Phase 6	$55,000
Upon completion of Phase 7	55,000

$110,000

    The Company has agreed to several research and development contracts with various universities and research institutes. The Company is contracted to pay for this year $306,253, of which $228,298 has been paid and $121,500 is prepaid at September 30, 2001. In addition, the Company has agreed to a total of $1,205,350 in contracts which are based on performance, controlled by management of the Company, which could be completed more than a year from now. The Company has advanced $509,273 on these contracts.

Contingencies

    An individual whom PhageTx engaged on a limited basis to assist with introductions related to raising private equity capital has asserted that certain private placement funds were received by PhageTx as a result of introductions made by that individual. The Company is in the process of determining the validity of the claims asserted. Should the claims be determined valid, PhageTx would be expected to pay approximately $10,000 in cash as a finder's fee, issue 35,000 PhageTx common shares, and issue warrants to purchase an additional 25,000 shares of common stock at $1.00 per share for a term of seven years. As the probability of outcome is not certain, no accrual has been made in the financial statements nor shares reserved in connection with this contingency.

    Prior to inception of PhageTx, a founder entered into a consulting agreement with an individual to assist with the setup of licensing arrangements between PhageTx and certain research institutions. A dispute has arisen regarding the amount of payment required under the consulting arrangement, which terminated in June 1997. The Company's exposure in relation to this consulting agreement is a cash amount owed of approximately $17,000, which has been accrued in the financial statements, 25,000 PhageTx common shares, and an option for 41,668 additional common shares of PhageTx. As the probability of outcome is not certain, no accrual has been made in the financial statements for the common shares and the option for additional common shares.

13. SUBSCRIPTIONS RECEIVED IN ADVANCE

    During the period, the Company received $125,000 in advance for the exercise of 100,000 warrants at $1.25 per share. The 100,000 common shares have not been issued yet.

F–36

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Articles of Incorporation and all amendments(1)
3.2	Bylaws(1)
4.1	Specimen Common Stock Certificate(4)
10.1	Form of Subscription Agreement for the February 1999 and April 1999 Common Stock Offerings(4)
10.2	Form of Purchase Agreement used in the Company's 1999 share exchanges with Phage Therapeutics' shareholders(4)
10.3	Form of Subscription Agreement for the Spring 2000 Unit Offering(4)
10.4	Warrant Agreement, dated February 25, 2000, for the Spring 2000 Unit Offering, between the Company and Interwest Transfer Company, Inc., as warrant agent(4)
10.5	Form of Share Purchase Warrant to Acquire Common Shares of the Company, for the Spring 2000 Unit Offering(4)
10.6	Warrant Amending Agreement, dated February 12, 2001, for the Spring 2000 Unit Offering, between the Company and Interwest Transfer Agency, Inc. as warrant agent(4)
10.7	Form of Securities Purchase Agreement for the Fall 2000 Unit Offering(1)
10.8	Stock Purchase Amending Agreement, dated November 22, 2000, between the Company and the purchasers in the Fall 2000 Unit Offering [Amendment No. 1](4)
10.9	Securities Purchase Amending Agreement, dated March 1, 2001, between the Company and the purchasers in the Fall 2000 Unit Offering [Amendment No. 2](4)
10.10	Warrant Agreement, dated October 23, 2000, for the Fall 2000 Unit Offering between the Company and Interwest Transfer Company, Inc., as warrant agent(4)
10.11	Warrant Agreement, dated August, 2001, for the commission warrants issued in the Fall 2000 Unit Offering, between the Company and Interwest Transfer Company, Inc., as warrant agent(4)
10.12	Form of Common Stock Purchase Warrant for the Fall 2000 Unit Offering(4)
10.13	Form of Registration Rights Agreement for the Fall 2000 Unit Offering(4)
10.14	Releases, dated August 16, 1999, between Hornblower & Weeks Financial Corporation, Hornblower & Weeks Incorporated, the Company and Phage Therapeutics(4)
10.15	Form of Stock Purchase Agreement, dated May 1, 2001, between selling shareholders who were clients of Hornblower & Weeks, Inc., the Company and the purchasers of the shares(4)
10.16	Advisory Agreements between Phage Therapeutics, Inc. and John J. Majnarich and Michael C. Maloney(3)(*)
10.17	Form of Confidential Disclosure Agreement between Phage Therapeutics, Inc. and its employees, consultants and advisors(3)
10.18	Employment Agreement, dated January 1, 2001, between Phage Therapeutics, Inc. and Richard C. Honour(2)
10.19	Employment Agreement, dated November 1, 2000, between Phage Therapeutics, Inc. and Richard E. Herman(3)

10.20	Employment agreement, dated November 1, 2000, between Phage Therapeutics, Inc. and Douglas Lee(3)
10.21	Employment Agreement, dated November 2, 2000, between Phage Therapeutics, Inc. and Kenneth E. Lehman(3)
10.22	Employment Agreement, dated April 1, 2001, between Phage Therapeutics, Inc. and John S. Sundsmo(4)
10.23	Employment Agreement, dated May 15, 2001, between Phage Therapeutics, Inc. and Somsak Vinitnantharat(4)
10.24	Employment Agreement, dated May 1, 2001, between Phage Therapeutics, Inc. and Lisa M. Goodrich(4)
10.25	Employment Agreement, dated December 16, 2000, between Phage Therapeutics, Inc. and Larry Stylebo(3)
10.26	Employment Agreement, dated November 1, 2000, between Phage Therapeutics, Inc. and Kenneth M. Lehman(3)
10.27	Property Lease Agreement, dated October 27, 2000, between Razor Land Company and the Company(2)
10.28	First Amendment to Lease, dated May 1, 2001, to Lease dated November 1, 2000, between Razor Land Company and the Company(4)
10.29	Second Amendment to Lease, dated July 1, 2001, to Lease dated November 1, 2000, between Razor Land Company and the Company(4)
10.30	Management Agreement, dated September 1, 1998, between the Company and Stealth Investment Corp. [superceded by Exhibit 10.31](4)
10.31	Management Agreement, dated November 1, 2000, between the Company and Stealth Investment Corp.(3)
10.32	2000 Stock Plan(1)
10.33	Master Agreement, effective as of September 11, 2000, between INTELLIgene Expressions Inc. and the Company(4)
21	List of Subsidiaries(4)
23.1	Consent of Davidson & Company Chartered Accountants, a Partnership of Incorporated Accountants, Independent Accountants(1)

(*)
The Advisory Agreements entered into with all of the other advisors of Phage Therapeutics, Inc. are substantially identical in all material respects.

(1)
Previously filed with Registration Statement 0-31961 on November 16, 2000.

(2)
Previously filed with Registration Statement 0-31961 Amendment No. 4 on February 8, 2001.

(3)
Previously filed with Registration Statement 0-31961 Amendment No. 5 on March 15, 2001.

(4)
Filed with this Amendment.

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PART I
PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND STOCKHOLDER MATTERS.
PART F/S FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
PART III
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED STATEMENTS OF OPERATIONS
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) SEPTEMBER 30, 2001
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED BALANCE SHEETS (Unaudited)
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY) (Unaudited)
PHAGE THERAPEUTICS INTERNATIONAL INC. (A Development Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) SEPTEMBER 30, 2001
INDEX TO EXHIBITS